===============================================================================

                  SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549-1004
                        ----------------------
                           AMENDMENT NO. 1
                                  TO
                        REGISTRATION STATEMENT
                                  ON
                               FORM S-6
                        ----------------------
              FOR REGISTRATION UNDER THE SECURITIES ACT
               OF 1933 OF SECURITIES OF UNIT INVESTMENT
                  TRUSTS REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:
               RANSON UNIT INVESTMENT TRUSTS, SERIES 58

B.  NAME OF DEPOSITOR:
                     RANSON & ASSOCIATES, INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
                  250 North Rock Road, Suite 150
                    Wichita, Kansas  67206-2241

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                    Copy to:
        ALEX R. MEITZNER                         MARK J. KNEEDY
     Ranson & Associates, Inc.                 Chapman and Cutler
  250 North Rock Road, Suite 150             111 West Monroe Street
    Wichita, Kansas  67206-2241             Chicago, Illinois  60603

                    CALCULATION OF REGISTRATION FEE
===============================================================================

TITLE AND AMOUNT
 OF SECURITIES                                                 PROPOSED MAXIMUM             AMOUNT OF
BEING REGISTERED                                           AGGREGATE OFFERING PRICE      REGISTRATION FEE
---------------------------------------------------------------------------------------------------------
  Series 58          An indefinite number of Units of             Indefinite              Not Applicable
                     Beneficial Interest pursuant to
                     Rule 24f-2 under the Investment
                     Company Act of 1940

E.  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
           As soon as practicable after the effective date
                   of the Registration Statement.
 _
|X| Check box if it is proposed that this filing will become effective at 2:00 P.M. on May 22, 1997 pursuant to paragraph (b) of Rule 487.

===============================================================================
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration
Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                RANSON UNIT INVESTMENT TRUSTS, SERIES 58
                       ------------------------
                        CROSS-REFERENCE SHEET

             (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                     TO THE PROSPECTUS IN FORM S-6)

                 Form N-8B-2                              Form S-6
                 Item Number                       Heading in Prospectus
                 -----------                       ---------------------

                    I. ORGANIZATION AND GENERAL INFORMATION
  1. (a)Name of trust...................   )  Prospectus front cover
     (b)Title of securities issued......   )  Essential Information
  2. Name and address of each depositor.   )  General Information--Administration of
                                           )  the Trusts
  3. Name and address of trustee........   )       *
  4. Name and address of principal
      underwriters......................   )  General Information-the Sponsor
  5. State of organization of trust.....   )  The Trust Funds
  6. Execution and termination of trust    )  The Trust Funds; General Information--
      agreement.........................   )  Administration of the Trusts
  7. Changes of name....................   )  The Trust Funds
  8. Fiscal year........................   )       *
  9. Litigation.........................   )       *

                    II. GENERAL DESCRIPTION OF THE TRUST AND
                            SECURITIES OF THE TRUST
 10. (a)Registered or bearer securities.   )  General Information--Unitholders
     (b)Cumulative or distributive
      securities........................   )  The Trust Funds
     (c)Redemption......................   )  General Information--Redemption
     (d)Conversion, transfer, etc.......   )  General Information--Unitholders;
                                           )  General Information--Market for Units
     (e)Periodic payment plan...........   )       *
     (f)Voting rights...................   )  General Information--Unitholders

                FORM N-8B-2                             FORM S-6
                ITEM NUMBER                      HEADING IN PROSPECTUS
                -----------                      ---------------------
     (g)Notice of certificateholders....   )  General Information--Investment Supervision;
                                           )  General Information--
                                           )  Administration of the Trusts; General
                                           )  Information--Unitholders
     (h)Consents required...............   )  General Information--Unitholders;
                                           )  General Information--Administration of
                                           )  the Trusts
     (i)Other provisions................   )  Insured Corporate Series--Federal Tax
                                           )  Status; GNMA Portfolios--Federal Tax
                                           )  Status; US Treasury Portfolio Series--
                                           )  Federal Tax Status
 11. Type of securities comprising         )  The Trust Funds; Insured Corporate Series--
      units.............................   )  Portfolio; GNMA Portfolios--Portfolios;
                                           )  US Treasury Portfolio Series--Portfolio
 12. Certain information regarding peri-
      odic payment certificates.........   )     *
 13. (a) Load, fees, expenses, etc......   )  General Information--Interest,
                                           )  Estimated Long-Term Return
                                           )  and Estimated Current Return; General
                                           )  Information--Expenses of the Trusts
     (b)Certain information regarding
          periodic payment certifi-
          cates.......................     )     *
     (c)Certain percentages...........     )  Essential Information; Public Offering
                                           )  of Units
     (d)Certain other fees, etc. pay-
          able by holders.............     )  General Information--Unitholders
     (e)Certain profits receivable by
          depositor, principal under-
          writers, trustee or affili-      )  General Information--Expenses of the
          ated persons................     )  Trusts; Public Offering of Units
     (f)Ratio of annual charges to in-
          come........................     )     *
 14. Issuance of trust's securities...     )  The Trust Funds;
                                           )  General Information--Unitholders

                FORM N-8B-2                             FORM S-6
                ITEM NUMBER                      HEADING IN PROSPECTUS
                -----------                      ---------------------
 15. Receipt and handling of payments
      from purchasers.................     )     *
 16. Acquisition and disposition of        )  The Trust Funds; Insured Corporate Series--
      underlying securities...........     )  Portfolio; GNMA Portfolios--Portfolios;
                                           )  US Treasury Portfolio Series--Portfolio;
                                           )  General Information--Investment Supervision
 17. Withdrawal or redemption.........     )  Market for Units;
                                           )  General Information--Redemption;
                                           )  Public Offering of Units
 18. (a)Receipt, custody and disposi-
          tion of income..............     )  General Information--Unitholders
     (b)Reinvestment of distributions.     )  General Information--Distribution
                                           )  Reinvestment
     (c)Reserves or special funds.....     )  General Information--Expenses of the
                                           )  Trusts
     (d)Schedule of distributions.....     )     *
 19. Records, accounts and reports....     )  General Information--Unitholders;
                                           )  General Information--Redemption;
                                           )  Administration of the Trusts
 20. Certain miscellaneous provisions
      of trust agreement                   )  General Information--Administration of
     (a)Amendment.....................     )  the Trusts
     (b)Termination...................     )     *
     (c)and (d) Trustee, removal and       )  General Information--Administration of
          successor...................     )  the Trusts
     (e)and (f) Depositor, removal and     )  General Information--Administration of
          successor...................     )  the Trusts
 21. Loans to security holders........     )     *
 22. Limitations on liability.........     )  General Information--Administration of
                                           )  the Trusts
 23. Bonding arrangements.............     )     *
 24. Other material provisions of
      trust agreement.................     )     *

                FORM N-8B-2                             FORM S-6
                ITEM NUMBER                      HEADING IN PROSPECTUS
                -----------                      ---------------------
                        III. ORGANIZATION, PERSONNEL AND
                        AFFILIATED PERSONS OF DEPOSITOR
 25. Organization of depositor........     )  General Information--Administration of
                                           )  the Trusts
 26. Fees received by depositor.......     )  See Items 13(a) and 13(e)
 27. Business of depositor............     )  General Information--Administration of
                                           )  the Trusts
 28. Certain information as to offi-
      cials and affiliated persons of      )  General Information--Administration of
      depositor.......................     )  the Trusts
 29. Voting securities of depos-           )  General Information--Administration of the
      itor......................           )  Trusts
 30. Persons controlling deposi-
      tor.......................           )     *
 31. Payment by depositor for
      certain services rendered
      to trust..................           )     *
 32. Payment by depositor for
      certain other services
      rendered to trust.........           )     *
 33. Remuneration of employees
      of depositor for certain
      services rendered to
      trust.....................           )     *
 34. Remuneration of other per-
      sons for certain services
      rendered to trust.........           )     *

                        IV. DISTRIBUTION AND REDEMPTION
 35. Distribution of trust's se-           )  Public Offering of Units
      curities by states........
 36. Suspension of sales of
      trust's securities........           )     *
 37. Revocation of authority to
      distribute................           )     *

 38. (a)Method of distribution..           )  Public Offering of Units;
     (b)Underwriting agreements.           )  General Information--Market for Units;
     (c)Selling agreements......           )  Public Offering of Units
 39. (a)Organization of princi-            )  General Information--Administration
      pal underwriters..........           )  of the Trusts
     (b)N.A.S.D. membership of
      principal underwriters....           )     *
 40. Certain fees received by
      principal underwriters....           )  See Items 13(a) and 13(e)
 41. (a)Business of principal              )  General Information--Administration
      underwriters..............           )  of the Trusts
     (b)Branch offices of prin-
      cipal underwriters........           )     *
     (c)Salesmen of principal
      underwriters..............           )     *

                FORM N-8B-2                             FORM S-6
                ITEM NUMBER                      HEADING IN PROSPECTUS
                -----------                      ---------------------
 42. Ownership of trust's secu-
      rities by certain persons.           )     *
 43. Certain brokerage commis-
      sions received by princi-
      pal underwriters..........           )  Public Offering of Units
 44. (a)Method of valuation.....           )  Public Offering of Units
     (b)Schedule as to offering
      price.....................           )     *
     (c)Variation in offering              )  Public Offering of Units
      price to certain persons..
 45. Suspension of redemption
      rights....................           )  General Information--Redemption
 46. (a)Redemption valuation....           )  General Information--Redemption;
                                           )  General Information--Market for Units;
                                           )  Public Offering of Units
     (b)Schedule as to redemp-
      tion price................           )     *
 47. Maintenance of position in            )  General Information--Market for Units;
      underlying securities.....           )  Public Offering of Units;
                                           )  General Information--Redemption

                     V. INFORMATION CONCERNING THE TRUSTEE
                                  OR CUSTODIAN
 48. Organization and regulation           )  General Information--Administration
      of trustee................           )  of the Trusts
 49. Fees and expenses of trust-           )  General Information--Expenses of the Trusts
      ee........................
 50. Trustee's lien.............           )     *

                    VI. INFORMATION CONCERNING INSURANCE OF
                             HOLDERS OF SECURITIES
 51.   Insurance of holders of trust's     )  Cover Page; General Information--
          securities..................     )  Expenses of the Trusts

                FORM N-8B-2                             FORM S-6
                ITEM NUMBER                      HEADING IN PROSPECTUS
                -----------                      ---------------------
                           VII. POLICY OF REGISTRANT

 52. (a) Provisions of trust agreement     )  The Trust Funds; Insured Corporate
         with respect to selection or      )  Series--Portfolio; GNMA Portfolios--Portfolios;
         elimination of underlying se-     )  US Treasury Portfolio Series--Portfolio;
         curities.....................     )  General Information--Investment Supervision
     (b) Transactions involving elimi-
         nation of underlying securi-
         ties.........................     )     *
     (c) Policy regarding substitution
         or elimination of underlying      )  General Information--Investment
         securities...................     )  Supervision;
     (d) Fundamental policy not other-
         wise covered.................     )     *
 53. Tax status of Trust..............     )  Essential Information; Insured Corporate
                                           )  Series--Federal Tax Status; GNMA Portfolios--
                                           )  Federal Tax Status; US Treasury Portfolio
                                           )  Series--Federal Tax Status

                  VIII. FINANCIAL AND STATISTICAL INFORMATION

     Trust's securities during last
 54. ten years........................     )     *
 55.                                       )     *
 56. Certain information regarding pe-
      riodic payment certificates.....     )     *
 57.                                       )     *
 58.                                       )     *
 59. Financial statements (Instruction
      1(c) to Form S-6)...............     )     *






--------------------
* Inapplicable, answer negative or not required.

RANSON UNIT INVESTMENT TRUSTS, SERIES 58

Insured Corporate Series 11 (the "Insured Corporate Series" or the "Insured Trusts") was formed for the purpose of providing a high level of current income through investment in a fixed portfolio consisting primarily of corporate debt obligations issued after July 18, 1984 by utility companies. The Insured Corporate Series may contain zero coupon U.S. Treasury Obligations. FOR FOREIGN INVESTORS WHO ARE NOT U.S. CITIZENS OR RESIDENTS, INTEREST INCOME FROM THE TRUST MAY NOT BE SUBJECT TO FEDERAL WITHHOLDING TAXES IF CERTAIN CONDITIONS ARE MET. SEE "THE INSURED CORPORATE SERIES-- FEDERAL TAX STATUS."

GNMA Portfolio Series 8 and GNMA Portfolio Series 9 ( each a "GNMA Portfolio") were formed for the purpose of obtaining safety of capital and current monthly distributions of interest and principal through investment in a portfolio primarily consisting of mortgage-backed securities of the modified pass-through type. All payments of principal and interest on the mortgage-backed securities are fully guaranteed by the Government National Mortgage Association ("GNMA"). The full faith and credit of the United States is pledged to the payment of the Securities in each series of the GNMA Portfolios but the Units themselves are not backed by such full faith and credit. The value of the Units, the estimated current return and the estimated long-term return to new purchasers will fluctuate with the value of the portfolio which will generally decrease or increase inversely with changes in interest rates.

U.S. Treasury Portfolio Series 19 (the "U.S. Treasury Portfolio") was formed for the purpose of providing safety of capital and investment flexibility through an investment in a portfolio of U.S. Treasury Obligations that are backed by the full faith and credit of the United States government. Interest income, if any, distributed by the Trust is exempt from state personal income taxes in all states. The U.S. Treasury Portfolio may be available to non-resident aliens and the income from such Trust, provided certain conditions are met, will be exempt from withholding for U.S. federal income tax for such foreign investors. A FOREIGN INVESTOR MUST PROVIDE A COMPLETED W-8 FORM TO HIS FINANCIAL REPRESENTATIVE OR THE TRUSTEE TO AVOID WITHHOLDING ON HIS ACCOUNT. The value of the Units, the estimated current return and the estimated long-term return to new purchasers will fluctuate with the value of the portfolio which will generally decrease inversely with changes in interest rates.

Units of the Trusts are not deposits or obligations of, or guaranteed by, any bank, and Units are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation and involve investment risk including loss of principal. The use of the term "Insured" in the name of a Trust does not mean that the Units of the Trust are insured by any governmental or private organization. The Units are not insured.

Insurance guaranteeing the scheduled payment of principal and interest on all of the Bonds in the portfolio of each Insured Trust (other than any U.S. Treasury Obligations) has been obtained directly by the issuer or the Sponsor from MBIA Insurance Corporation or other insurers. See "Insurance on the Bonds" for each Insured Trust. Insurance obtained by a Bond issuer is effective so long as such Bonds are outstanding. THE INSURANCE DOES NOT RELATE TO THE UNITS OF THE INSURED TRUSTS OFFERED HEREBY OR TO THEIR MARKET VALUE. No representation is made as to any insurer's ability to meet its commitments.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      The investor is advised to read and retain this Prospectus for future reference.

            THE DATE OF THIS PROSPECTUS IS MAY 22, 1997.

SUMMARY

PUBLIC OFFERING PRICE. The Public Offering Price per Unit of a Trust Fund during the initial offering period is equal to a pro rata share of the offering prices of the Securities in such Trust Fund plus or minus a pro rata share of cash, if any, in the Principal Account held or owned by such Trust Fund, plus accrued interest plus that sales charge indicated under "Essential Information." The secondary market Public Offering Price per Unit will be based upon a pro rata share of the bid prices of the Securities in each Trust Fund plus or minus a pro rata share of cash, if any, in the Principal Account held or owned by such Trust Fund, plus accrued interest plus the applicable sales charge indicated under "Public Offering of Units--Public Offering Price." The sales charge is reduced on a graduated scale for certain sales. The minimum purchase for each Trust is $1,000.

INTEREST AND PRINCIPAL DISTRIBUTIONS. Distributions of the estimated annual interest income to be received by each Trust Fund, after deduction of estimated expenses, will be made monthly. See "Essential Information." Distributions of funds, if any, in the Principal Account will be made as provided in "General Information--Unitholders--Distributions to Unitholders."

REINVESTMENT. Each Unitholder of a Trust Fund offered herein may elect to have distributions of principal or interest or both automatically invested without charge in shares of certain mutual funds sponsored by Zurich Kemper Investments, Inc. See "General Information--Distribution Reinvestment."

ESTIMATED LONG-TERM RETURN AND ESTIMATED CURRENT RETURN. As of the opening of business on the Initial Date of Deposit, the Estimated Long-Term Return and the Estimated Current Return, if applicable, for each Trust were as set forth in "Essential Information." The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and Evaluator and with the principal prepayment, redemption, maturity and exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the accrued interest; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements or average lives of all of the Securities in the applicable Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements or average lives of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while Estimated Current Return calculations include only net annual interest income and Public Offering Price.

MARKET FOR UNITS. After the initial offering period, while under no obligation to do so, the Sponsor intends to, and certain Underwriters may, maintain a market for the Units and to offer to repurchase such Units at prices subject to change at any time which are based on the aggregate bid side evaluation of the Securities in a Trust plus accrued interest.

RISK FACTORS. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer, if any, to pay the principal of or interest on a security when due, volatile interest rates, volatile market value of the securities, early call provisions, and changes to the tax status of the Securities. See "The Insured Corporate Series--Risk Factors," "The GNMA Portfolios--Risk Factors" and "The U.S. Treasury Portfolios--Risk Factors."

RANSON UNIT INVESTMENT TRUSTS, SERIES 58

ESSENTIAL INFORMATION
AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT
SPONSOR AND EVALUATOR:     RANSON & ASSOCIATES, INC.
     TRUSTEE:     THE BANK OF NEW YORK

The income, expense and distribution data set forth below has been calculated for Unitholders purchasing less than 10,000 Units of a Trust (less than 50,000 Units of a U.S. Treasury Portfolio). Unitholders purchasing 10,000 Units or more of a Trust (50,000 Units or more of a U.S. Treasury Portfolio) will receive a slightly higher return because of the reduced sales charge for larger purchases.

                                                               Insured            GNMA              GNMA           U.S. Treasury
                                                              Corporate         Portfolio         Portfolio         Portfolio
                                                              Series 11          Series 8          Series 9         Series 19
                                                             -----------       -----------       -----------       -------------
Public Offering Price per Unit (1)(2)                        $    10.019       $    10.097       $    10.213       $    10.073
Principal Amount of Securities per Unit                      $    10.000       $    10.000       $    10.000       $    10.000
Estimated Current Return based on Public
   Offering Price (3)(4)(5)                                        7.06%             6.38%             6.92%             6.04%
Estimated Long-Term Return (3)(4)(5)                               7.18%             6.40%             6.95%             6.02%
Estimated Normal Annual Distribution per Unit                $     .7092       $      -          $      -          $     .6084
Principal Amount of Securities                               $   800,000       $   200,000       $   200,000       $   500,000
Number of Units                                              $    80,000       $    20,000       $    20,000       $    50,000
Fractional Undivided Interest per Unit                       $  1/80,000       $  1/20,000       $  1/20,000       $  1/50,000
Calculation of Public Offering Price:
     Aggregate Offering Price of Securities                  $   762,201       $   194,881       $   196,197       $   493,863
     Aggregate Offering Price of Securities per Unit         $     9.528       $     9.744       $     9.810       $     9.877
     Plus Sales Charge per Unit (6)                          $      .491       $      .353       $      .403       $      .196
     Public Offering Price per Unit (1)(2)                   $    10.019       $    10.097       $    10.213       $    10.073
Redemption Price per Unit                                    $     9.454       $     9.700       $     9.747       $     9.861
Sponsor's Initial Repurchase Price per Unit                  $     9.528       $     9.744       $     9.810       $     9.877
Excess of Public Offering Price per Unit
   over Redemption Price per Unit                            $      .565       $      .397       $      .466       $      .212
Excess of Public Offering Price per Unit
   over Sponsor's Initial Repurchase Price per Unit          $      .491       $      .353       $      .403       $      .196
Calculation of Estimated Net Annual
   Interest Income per Unit(11):
     Estimated Annual Interest                               $     .7320            6.625%            7.250%       $     .6253
     Less:  Estimated Annual Expense                         $     .0244             .184%             .184%       $     .0164
     Estimated Net Annual Interest Income                    $     .7076            6.442%            7.067%       $     .6089
Estimated Daily Rate of Net Interest Accrual per Unit        $    .00197             -                 -           $    .00169
Type of GNMA Securities                                           -                 Midget         Long Term            -
Estimated Average Life of GNMA Securities                         -                    6.3              10.4            -
Minimum Principal Value of the Trust under which
   Trust Agreement may be terminated (7)                     $   160,000               40%               40%       $   100,000

Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of business of the Sponsor (currently 3:15 p.m. Central Time) (the "Evaluation Time") next following receipt of an order for a sale or purchase of Units or receipt by the Trustee of Units tendered for redemption.

                                                               Insured            GNMA              GNMA           U.S. Treasury
                                                              Corporate         Portfolio         Portfolio         Portfolio
                                                              Series 11          Series 8          Series 9         Series 19
                                                             -----------       -----------       -----------       -------------
Trustee's Annual Fee per $1,000 principal amount
    of Securities (8)                                        $      1.49       $       .86       $       .86       $       .99

Interest Payments (9):
     First Payment per Unit, representing 3 days             $    .00591       $    .00537       $    .00589       $    .00507
     Estimated Normal Monthly Distribution per Unit          $     .0591            -                 -            $     .0507
     Estimated Normal Annual Distribution per Unit           $     .7076            -                 -            $     .6089

Sales Charge (6):
     As a percentage of Public Offering Price per Unit            4.900%            3.500%            3.950%            1.950%
     As a percentage of net amount invested                       5.153%            3.623%            4.108%            1.984%
     As a percentage of net amount invested in
       earning assets                                             5.182%            3.623%            4.108%            2.025%

Date of Trust Agreement                                May 22, 1997
First Settlement Date                                  May 28, 1997
Mandatory Termination Date                             December 31, 2035
Estimated Annual Organizational Expenses (10)          $0.001 per Unit
Evaluator's Annual Evaluation Fee--
     Insured Corporate Series                          Maximum of $0.30 per $1,000 Principal Amount of Securities
Sponsor's Annual Surveillance Fee--
     Insured Corporate Series                          Maximum of $0.25 per $1,000 Principal Amount of Securities
Evaluator's Annual Evaluation Fee--
     GNMA Portfolio                                    Maximum of $0.18 per $1,000 Principal Amount of Securities
Sponsor's Annual Surveillance Fee--
     GNMA Portfolio                                    Maximum of $0.25 per $1,000 Principal Amount of Securities
Evaluator's Annual Evaluation Fee--
     U.S. Treasury Portfolio                           Maximum of $0.10 per $1,000 Principal Amount of Securities
Sponsor's Annual Surveillance Fee--
     U.S. Treasury Portfolio                           Maximum of $0.15 per $1,000 Principal Amount of Securities

(1) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price.
(2) Many unit investment trusts issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Initial Date of Deposit a Principal Amount of Securities per Unit of $10.
(3) The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See
"Public Offering of Units--Public Offering Price."
(4) The Estimated Current Returns are calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the accrued interest; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirement dates of all of the Securities in the applicable Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirement dates of the Securities and expenses of each Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Returns reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only net annual interest income and Public Offering Price.
(5) This figure is based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows to Unitholders for the Trusts are either set forth under "Estimated Cash Flows to Unitholders" for each Trust or are available upon request at no charge from the Sponsor.
(6) The sales charge as a percentage of the net amount invested in earning assets will increase as accrued interest increases. Transactions subject to quantity discounts (see "Public Offering of Units--Public Offering Price") will have reduced sales charges, thereby reducing all percentages in the table.
(7) The minimum principal value of each Trust (other than a Tax-Exempt Portfolio) under which the Trust Agreement may be terminated is 40% of the total aggregate principal amount of securities deposited in each such Trust during the primary offering period. The minimum principal value of each Tax-Exempt Portfolio under which the Trust Agreement may be terminated is 20% of the initial aggregate principal amount of securities deposited in such Trust.
(8)  See "General Information--Expenses of the Trusts."
(9) Unitholders will receive interest distributions monthly. The Record Date is the first day of the month, commencing June 1, 1997, and the distribution date is the fifteenth day of the month, commencing June 15, 1997.
(10) Each Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the portfolio and the initial fees and expenses of the Trustee, but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. It is intended that total organizational expenses will be amortized over a five year period or the life of the related Trust if less than five years. See "General Information-Expenses of the Trusts" and "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.
(11) Estimated annual interest amounts are expressed as percentages for the GNMA Portfolios due to the prepayment risk associated with GNMA Securities. See "The Trust Funds" and "General Information-Interest, Estimated Long-Term Return and Estimated Current Return."

THE TRUST FUNDS

Ranson Unit Investment Trusts, Series 58 includes the following separate unit investment trusts created by the Sponsor under the name Ranson Unit Investment Trusts: "Insured Corporate, Series 11," "GNMA Portfolio, Series 8," "GNMA Portfolio, Series 9" and "U.S. Treasury Portfolio, Series 19".
Each of the Trust Funds is separate and is designated by a different series number. Each of the Trust Funds was created under the laws of the State of New York pursuant to a trust indenture dated the Initial Date of Deposit (the "Trust Agreements") between Ranson & Associates, Inc. (the "Sponsor" and "Evaluator") and The Bank of New York (the "Trustee").* Ranson & Associates, Inc. is the Sponsor of the Trust and is successor sponsor of all unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc., including EVEREN Unit Investment Trusts, Series 52 and previous Series.

The Insured Corporate Series was formed for the purpose of providing a high level of current income through investment in a fixed portfolio consisting primarily of long-term corporate debt obligations issued after July 18, 1984 by utility companies.

The GNMA Portfolios were formed for the purpose of obtaining safety of capital and current monthly distributions of interest and principal through investment in a portfolio primarily consisting of mortgage-backed securities of the modified pass-through type on which all payments of principal and interest are fully guaranteed by the GNMA. The full faith and credit of the United States is pledged to the payment of the Securities in each GNMA Portfolio but the Units themselves are not backed by such full faith and credit.

The U.S. Treasury Portfolio was formed for the purpose of providing safety of capital and investment flexibility through an investment in a portfolio of U.S. Treasury Obligations that are backed by the full faith and credit of the United States government. The U.S. Treasury Portfolio was also formed for the purpose of providing protection against changes in interest rates and also passing through to Unitholders in all states the exemption from state personal income taxes afforded to direct owners of U.S. obligations. The value of the Units, the estimated current return and the estimated long-term return to new purchasers will fluctuate with the value of the Securities in the portfolio which will generally decrease or increase inversely with changes in interest rates.

There is, of course, no guarantee that the Trust Funds' objectives will be achieved.

As used herein, the terms "Securities" and "Bonds" mean the obligations initially deposited in the Trusts described under "Portfolio" for each Trust (including all contracts to purchase such obligations accompanied by an irrevocable letter of credit sufficient to perform such contracts initially deposited in the Trusts) and any additional obligations deposited in the Trusts following the Initial Date of Deposit. As used herein, the term "Corporate Bonds" means the corporate obligations (and contracts) included in the Insured Corporate Series. "Portfolio Obligations" means the obligations (and contracts for the purchase thereof) included in the GNMA Portfolios. As used herein, the term "U.S. Treasury Obligations" means the obligations (and contracts) included in the U.S. Treasury Portfolios and any U.S. Treasury obligations included in the Insured Corporate Series.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee that aggregate principal amount of Securities or contracts for the purchase thereof for deposit in the Trust Funds as set forth under "Essential
--------------------
* Reference is made to the Trust Agreements, and any statements contained herein are qualified in their entirety by the provisions of the Trust Agreements.

Information." Of such principal amount, the amount specified in "Essential Information" was deposited in each Trust. In exchange for the Securities so deposited, the Trustee delivered to the Sponsor documentation evidencing the ownership of that number of Units for each Trust as indicated under "Essential Information." Each Trust initially consists of delivery statements (i.e., contracts) to purchase obligations. The Sponsor has a limited right of substitution for such Securities in the event of a failed contract. See "General Information--Trust Information."

Additional Units of each Trust may be issued from time to time following the Initial Date of Deposit by depositing in the Trust additional Securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by a Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in principal amounts which will maintain the same original percentage relationship among the principal amounts of the Securities in such Trust established by the initial deposit of the Securities. Thus, although additional Units will be issued, each Unit will continue to represent the same principal amount of each Security, and the percentage relationship among the principal amount of each Security in the related Trust will remain the same. If the Sponsor deposits cash to purchase additional Securities exiting and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay any associated brokerage fees. To minimize this effect, the Trust will attempt to purchase the Securities as close to the evaluation time or as close to the evaluation prices as possible.

Each Unit initially offered represents that undivided interest in the appropriate Trust indicated under "Essential Information." To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

An investment in Units of a Trust Fund should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail, including the risk that the value of the portfolio and hence of the Units will decline with increases in interest rates. The value of the underlying Securities will fluctuate inversely with changes in interest rates. The uncertain economic conditions of recent years, together with the fiscal measures adopted to attempt to deal with them, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally and long-term obligations in particular. The Sponsor cannot predict the degree to which such fluctuations will continue in the future.

REPORT OF ALLEN, GIBBS & HOULIK, L.C.
INDEPENDENT AUDITORS


UNITHOLDERS
RANSON UNIT INVESTMENT TRUSTS, SERIES 58

We have audited the accompanying statements of net assets, including the Trust portfolios, of Ranson Unit Investment Trusts, Series 58, as of the opening of business on May 22, 1997, the Initial Date of Deposit. The statements of net assets are the responsibility of the Sponsor. Our responsibility is to express an opinion on the statements of net assets based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of a letter of credit deposited to purchase Securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statements of net assets presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of Ranson Unit Investment Trusts, Series 58 as of May 22, 1997, in conformity with generally accepted accounting principles.



  ALLEN, GIBBS & HOULIK, L.C.


Wichita, Kansas
May 22, 1997

RANSON UNIT INVESTMENT TRUSTS, SERIES 58

STATEMENTS OF NET ASSETS
AT THE OPENING OF BUSINESS ON MAY 22, 1997, THE INITIAL DATE OF DEPOSIT

                                                               Insured            GNMA              GNMA           U.S. Treasury
                                                              Corporate         Portfolio         Portfolio         Portfolio
                                                              Series 11          Series 8          Series 9         Series 19
                                                             -----------       -----------       -----------       -------------
TRUST PROPERTY
Investment in securities--
Securities deposited in Trust (1)                            $   762,201       $   194,881       $   196,197       $   493,863
Accrued interest to Initial Date of Deposit on
   Securities (2)                                                 22,029               773               846             8,819
Organizational Costs (3)                                          10,000             2,500             2,500             5,000
Less distributions payable (2)                                    22,029               773               846             8,819
Less accrued organizational costs (3)                             10,000             2,500             2,500             5,000
Net assets, applicable to outstanding Units of               -----------       -----------       -----------       -----------
   fractional undivided interest                             $   762,201       $   194,881       $   196,197       $   493,863
                                                             ===========       ===========       ===========       ===========
INTEREST OF UNITHOLDERS
Cost to investors (4)                                        $   801,473       $   201,949       $   204,231       $   503,685
Less sales charge (4)                                             39,272             7,068             8,034             9,822
                                                             -----------       -----------       -----------       -----------
Net proceeds to the Trust, equal to net assets               $   762,201       $   194,881       $   196,197       $   493,863
                                                             ===========       ===========       ===========       ===========

NOTES:
(1) Aggregate cost to the Trust of the Securities listed in the Trust Portfolio is based on offering side evaluations determined by Cantor Fitzgerald & Co.
(2) Pursuant to the Trust Agreement, the Trustee will advance funds in the amount of $32,342 representing the accrued interest to May 28, 1997 (the "First Settlement Date") and such advance will be distributed to the Sponsor.
(3) Each Trust will bear all or a portion of its organizational costs, which the Sponsor intends to defer and amortize over a five year period or over the life of the related Trust if less than five years. Organizational costs have been estimated based on a projected Trust size of $20,000,000, $5,000,000, $5,000,000 and $10,000,000 for Insured Corporate Series 11,
GNMA Portfolio Series 8, GNMA Portfolio Series 9 and U.S. Treasury
Portfolio Series 19, respectively. Organizational costs may be or more or less than this estimate based upon the actual size of each Trust.
(4) The aggregate cost to investors (exclusive of interest) includes a sales charge as set forth under "Essential Information" assuming no reduction of sales charge for quantity purchases.

PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE. Units of a Trust are offered at the Public Offering Price thereof. During the initial offering period, the Public Offering Price per Unit is equal to the aggregate of the offering side evaluations of the Securities in such Trust (as determined, pursuant to the terms of a contract with the Evaluator, by Cantor Fitzgerald & Co., a non-affiliated firm regularly engaged in the business of evaluating, quoting or appraising comparable securities), plus or minus a pro rata share of cash, if any, in the Principal account held or owned by such Trust plus accrued interest plus the applicable sales charge referred to in the tables below divided by the number of outstanding Units of such Trust. The Public Offering Price for secondary market transactions, on the other hand, is based on the aggregate bid side evaluations of the Securities in a Trust (also, currently, as determined by Cantor Fitzgerald & Co.), plus or minus cash, if any, in the Principal Account held or owned by such Trust, plus accrued interest plus a sales charge based upon the dollar weighted average maturity of such Trust.

For the Insured Corporate Series, the sales charge per Unit will be reduced during the initial offering period pursuant to the following graduated scale:

                            Weighted Average Years to Maturity
                            ----------------------------------
                                       15 or More
                            ----------------------------------
                               Percent of      Percent of
                                Offering       Net Amount
                                  Price         Invested
Number of Units                ----------      ----------
1 to 9,999 Units                   4.9%          5.152%
10,000 to 24,999 Units             4.5           4.712
25,000 to 49,999 Units             4.3           4.493
50,000 to 99,999 Units             3.5           3.627
100,000 or more Units              3.0           3.093

For GNMA Portfolios, the sales charge per Unit will be reduced during the primary and secondary offering periods pursuant to the following graduated scale:

                                  Midget Trust                       Long-Term Trust
                            --------------------------          --------------------------
                            Percent of      Percent of          Percent of      Percent of
                             Offering       Net Amount           Offering       Net Amount
                               Price         Invested              Price         Invested
Ticket Size*                ----------      ----------          ----------      ----------
Less than $100,000              3.50%         3.627%                3.95%         4.112%
$100,000 to $249,999            3.25          3.359                 3.70          3.842
$250,000 to $499,999            2.85          2.934                 3.35          3.466
$500,000 to $999,999**          2.60          2.669                 3.10          3.199

--------------------
* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.
** For any transactions in excess of these amounts, contact the Sponsor for the applicable sales charge.

The sales charge per Unit for U.S. Treasury Portfolio Series (other than Series which contain predominantly zero coupon U.S. Treasury Obligations) will be reduced pursuant to the following graduated scale:

                            Weighted Average Years to Maturity
                            ----------------------------------
                                       3 to 5.99
                            ----------------------------------
                               Percent of      Percent of
                                Offering       Net Amount
                                  Price         Invested
Ticket Size*                   ----------      ----------
Less than $500,000                1.95%          1.989%
$500,000 to $999,999              1.70           1.729
$1,000,000 to $1,499,999**        1.30           1.317

--------------------
* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.
** For any transactions in excess of these amounts, contact the Sponsor for the applicable sales charge.

As indicated above, in connection with secondary market transactions the sales charge is based upon the dollar weighted average maturity of a Trust and is determined in accordance with the tables set forth below. For purposes of this computation, Securities will be deemed to mature on their expressed maturity dates unless: (a) the Securities have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Securities are subject to a "mandatory tender," in which case such mandatory tender will be deemed to be the date upon which they mature. The effect of this method of sales charge computation will be that different sales charge rates will be applied to a Trust based upon the dollar weighted average maturity of such Trust's portfolio, in accordance with the following schedules.

For the Insured Corporate Series, in connection with secondary market transactions the sales charge per Unit will be reduced as set forth below:

                                                            Secondary
                                          -----------------------------------------------
                                            Dollar Weighted Average Years to Maturity*
                                           4 to 7.99        8 to 14.99        15 or more
                                          -----------------------------------------------
          Dollar Amount of Trade          Sales Charge (Percent of Public Offering Price)
          ----------------------          -----------------------------------------------
          $1,000 to $99,999                  3.50%            4.50%             5.50%
          $100,000 to $499,999               3.25             4.25              5.00
          $500,000 to $999,999               3.00             4.00              4.50
          $1,000,000 or more                 2.75             3.75              4.00

--------------------
* If the dollar weighted average maturity of a Trust Fund is from 1 to 3.99 years, the sales charge is 2% and 1.5% of the Public Offering Price for purchases of $1,000 to $249,999 and $250,000 or more, respectively.

In connection with secondary market transactions of all U.S. Treasury Portfolios, the sales charge per Unit will be reduced as set forth below:

                                                                  Secondary
                                  ---------------------------------------------------------------------------
                                                  Dollar Weighted Average Years to Maturity
                                  ---------------------------------------------------------------------------
                                  0-1.99 Yrs.     2-2.99 Yrs.     3-4.99 Yrs.     5-6.99 Yrs.     7-9.99 Yrs.
                                  -----------     -----------     -----------     -----------     -----------
     Dollar Amount of Trade                    Sales Charge (Percent of Public Offering Price)
     ----------------------       ---------------------------------------------------------------------------
     Less than $500,000              1.25%           1.50%           1.75%           2.25%           3.00%
     $500,000 to $999,999            1.00            1.25            1.50            1.75            2.50
     $1,000,000 to $1,499,999*       1.00            1.00            1.25            1.50            2.00

--------------------
* For any transaction in excess of $1,499,999 contact the Sponsor for the applicable sales charge.

The reduced sales charges resulting from quantity discounts as shown in the tables above will apply to all purchases of Units on any one day by the same purchaser from the same Underwriter or dealer and for this purpose purchases of Units of a Trust Fund will be aggregated with concurrent purchases of Units of any other unit investment trust that may be offered by the Sponsor. In addition, during the initial offering period only, the reduced sales charges resulting from quantity discounts as shown in the table above will apply to all purchases of Units of a single Trust by the same person on such person's initial purchase date or on any day subsequent to such initial purchase date, provided that the person purchasing the Units purchased at least 25,000 Units on such initial purchase date; to determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the purchaser's initial purchase date and all purchases made subsequent to such initial purchase date.

For purposes of the reduced sales charges from quantity discounts, Units purchased in the name of a spouse or child (under 21) of such purchaser will be deemed to be additional purchases by such purchaser. The reduced sales charges will also be applicable to a trust or other fiduciary purchasing for a single trust estate or single fiduciary account.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Distribution of Units") by investors who purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

A purchaser desiring to purchase during a 13 month period $500,000 or more of any combination of series of Ranson Unit Investment Trusts may qualify for a reduced sales charge by signing a nonbinding Letter of Intent with any single broker-dealer. After signing a Letter of Intent, at the date total purchases, less redemptions, of units of any combination of series of Ranson Unit Investment Trusts by a purchaser (including units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age) exceed $500,000, the selling broker-dealer, bank or other will credit the unitholder with cash as a retroactive reduction of the sales charge on such units equal to the amount which would have been paid for the total aggregated sale amount. If a purchaser does not complete the required purchases under the Letter of Intent within the 13 month period, no such retroactive sales charge reduction shall be made. To qualify as a purchase under a Letter of Intent each purchase of units of Ranson Unit Investment Trusts must equal or exceed $100,000.

Unitholders of the various series of Ranson or EVEREN Unit Investment Trusts Insured Corporate Series who meet the conditions in the next succeeding sentence may, during the primary offering period of an Investment Grade Series or a High Yield Series only, acquire Units of such Series at the reduced sales charge equivalent to purchases during the initial offering period of 100,000 or more Units. First, the special sales charge discount only applies to purchases acquired with funds received from distributions of unscheduled principal payments in connection with units issued in such series and, second, the minimum purchase must be at least $1,000.

The Sponsor intends to permit officers, directors and employees of the Sponsor and Evaluator and, at the discretion of the Sponsor, registered representatives of selling firms to purchase Units of a Trust without a sales charge, although a transaction processing fee may be imposed on such trades.

Had Units of a Trust been available for sale at the opening of business on the Initial Date of Deposit, the Public Offering Price would have been as shown under "Essential Information." The Public Offering Price per Unit of a Trust on the date of this Prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities and the amount of accrued interest on the Units. On the Initial Date of Deposit, pursuant to an exemptive order from the Securities and Exchange Commission, the Public Offering Price at which Units will be sold will not exceed the price determined as of the opening of business on the Initial Date of Deposit as shown under "Essential Information"; however, should the value of the underlying Securities decline, purchasers will, of course, be given the benefit of such lower price. The aggregate bid and offering side evaluations of the Securities shall be determined (a) on the basis of current bid or offering prices of the Securities, (b) if bid or offering prices are not available for any particular Security, on the basis of current bid or offering prices for comparable bonds, (c) by determining the value of Securities on the bid or offer side of the market by appraisal, or (d) by any combination of the above.

The foregoing evaluations and computations shall be made as of the evaluation time stated under "Essential Information," on each business day commencing with the Initial Date of Deposit of the Securities, effective for all sales made during the preceding 24-hour period.

The interest on the Securities deposited in a Trust, less the related estimated fees and expenses, is estimated to accrue in the annual amounts per Unit set forth under "Essential Information." The amount of net interest income which accrues per Unit may change as Securities mature or are redeemed, exchanged or sold, or as the expenses of a Trust change or the number of outstanding Units of a Trust changes.

Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. If a Unitholder desires to have certificates representing Units purchased, such certificates will be delivered as soon as possible following his written request therefor. For information with respect to redemption of Units purchased, but as to which certificates requested have not been received, see "General Information--Redemption" below.

ACCRUED INTEREST. Accrued interest is the accumulation of unpaid interest on a security from the last day on which interest thereon was paid. Interest on Securities generally is paid semi-annually (monthly in the case of Ginnie Maes, if any) although a Trust accrues such interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of a Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date.

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by the Trusts and distributed to Unitholders. Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is noninterest-bearing to Unitholders, the Trustee benefits thereby.

COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION PRICE. While the Initial Public Offering Price of Units will be determined on the basis of the current offering prices of the Securities in a Trust, the redemption price per Unit (as well as the secondary market price per Unit) at which Units may be redeemed (see "General Information--Redemption") will be determined on the basis of the current bid prices of the Securities. As of the opening of business on the Initial Date of Deposit, the Public Offering Price per Unit (based on the offering prices of the Securities in a Trust and including the sales charge) exceeded the redemption price at which Units could have been redeemed (based upon the current bid prices of the Securities in a Trust) by the amount shown under "Essential Information." Under current market conditions the bid prices for U.S. Treasury Obligations are expected to be approximately 1/8 to 1/4 of 1% lower than the offer price of such obligations. In the past, bid prices on securities similar to those in the Trust Funds have been lower than the offering prices thereof by as much as 5% or more of principal amount in the case of inactively traded bonds or as little as 1/2 of 1% in the case of actively traded bonds, but the difference between such offering and bid prices may be expected to average 3% to 4% of principal amount. For this reason, among others (including fluctuations in the market prices of the Securities and the fact that the Public Offering Price includes a sales charge), the amount realized by a Unitholder upon any redemption of Units may be less than the price paid for such Units.

PUBLIC DISTRIBUTION OF UNITS. The Sponsor intends to qualify the Units for sale in a number of states (except for an Insured State Trust or uninsured State Trust which will be qualified for sale only in the state for which such Trust is named). Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the Public Offering Price as set forth below. Certain commercial banks are making Units of the Trust Funds available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amount shown in the tables below. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Fund Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The Sponsor reserves the right to change the discounts set forth below from time to time. In addition to such discounts, the Sponsor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of Units of a Trust and other unit investment trusts created by the Sponsor. The difference between the discount and the sales charge will be retained by the Sponsor. For Tax-Exempt Portfolios only, any dealer who sells at least those amounts of Units set forth under "The Tax-Exempt Portfolios-- Underwriting" on the Initial Date of Deposit will be entitled to a concession or agency commission equal to the corresponding takedown set forth in that section for those Units sold on the Initial Date of Deposit.

For the Insured Corporate Series, the primary and secondary market concessions or agency commissions are as follows:

                                                             Primary Market
                                 ---------------------------------------------------------------------------
                                                                  Volume Discounts per Unit*
                                                   ---------------------------------------------------------
                                    Regular         Firm Sales or        Firm Sales or        Firm Sales or
                                 Concession or           Sale                 Sale                 Sale
                                    Agency           Arrangements         Arrangements         Arrangements
                                  Commission       25,000 to 49,999     50,000 to 99,999     100,000 or more
                                 -------------     ----------------     ----------------     ---------------
                                                     Weighted Average Years to Maturity
                                    15 or                15 or                15 or                15 or
Number of $10 Units                  more                 more                 more                 more
----------------------             -------              -------              -------               ------
1 to 9,999 Units                     3.20%                3.40%                3.50%                3.60%
10,000 to 24,999 Units               3.20                 3.30                 3.40                 3.50
25,000 to 49,999 Units               3.10                 3.20                 3.20                 3.30
50,000 to 99,999 Units               2.40                 2.50                 2.50                 2.50
100,000 or more Units                2.00                 2.10                 2.10                 2.10

--------------------
* Volume concessions of up to the amount shown can be earned as a marketing allowance at the discretion of the Sponsor during the initial one month period after the Initial Date of Deposit by firms who reach cumulative firm sales or sales arrangement levels of at least $250,000. After a firm has met the minimum $250,000 volume level, volume concessions may be given on all trades originated from or by that firm, including those placed prior to reaching the $250,000 level, and may continue to be given during the entire initial offering period. Firm sales of any primary market Insured Corporate trust series can be combined for the purposes of achieving the volume discount. Only sales through the Sponsor qualify for volume discounts and secondary purchases do not apply. The Sponsor reserves the right to modify or change those parameters at any time and make the determination of which firms qualify for the marketing allowance and the amount paid.

                                                           Secondary Market
                                          ----------------------------------------------------
                                              Dollar Weighted Average Years to Maturity*
                                           4 to 7.99          8 to 14.99          15 or more
                                          ----------------------------------------------------
          Dollar Amount of Trade          Discount per Unit (Percent of Public Offering Price)
          ----------------------          ----------------------------------------------------
          $1,000 to $99,999                  2.00%              3.00%               4.00%
          $100,000 to $499,999               1.75               2.75               3.50
          $500,000 to $999,999               1.50               2.50               3.00
          $1,000,000 or more                 1.25               2.25               2.50

--------------------
* If the dollar weighted average maturity of a Trust Fund is from 1 to 3.99 years, the concession or agency commission is 1.00% of the Public Offering Price.

For GNMA portfolios, the primary and secondary market concessions or agency commissions are as follows:

                                                               Midget Trusts
                               ----------------------------------------------------------------------------
                                                                                                  Secondary
                                                     Primary Market                                Market
                               -------------------------------------------------------------      ---------
                                                            Volume Discounts**
                                            ------------------------------------------------
                                               Firm Sales       Firm Sales       Firm Sales
                                Regular         or Sale          or Sale          or Sale
                               Concession     Arrangements     Arrangements     Arrangements
                               or Agency      ($250,000 to     ($500,000 to     ($1,000,000          All
Dollar Amount of Trade*        Commission       $499,999)        $999,999)        or more)          Sales
-----------------------        ----------     ------------     ------------     ------------      ---------
$0 to $99,999                     2.10%           2.15%            2.20%            2.25%           2.10%
$100,000 to $249,999              2.00            2.05             2.10             2.20            2.10
$250,000 to $499,999              1.75            1.80             1.80             1.85            1.80
$500,000 to $999,999***           1.50            1.55             1.55             1.60            1.55

                                                             Long Term Trusts
                               ----------------------------------------------------------------------------
                                                                                                  Secondary
                                                     Primary Market                                Market
                               -------------------------------------------------------------      ---------
                                                            Volume Discounts**
                                            ------------------------------------------------
                                               Firm Sales       Firm Sales       Firm Sales
                                Regular         or Sale          or Sale          or Sale
                               Concession     Arrangements     Arrangements     Arrangements
                               or Agency      ($250,000 to     ($500,000 to     ($1,000,000          All
Dollar Amount of Trade*        Commission       $499,999)        $999,999)        or more)          Sales
-----------------------        ----------     ------------     ------------     ------------      ---------
$0 to $99,999                     2.50%           2.60%            2.65%            2.70%           2.60%
$100,000 to $249,999              2.50            2.55             2.60             2.65            2.60
$250,000 to $499,999              2.25            2.30             2.30             2.35            2.30
$500,000 to $999,999***           2.00            2.05             2.05             2.10            2.05

* The breakpoint discount are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $1,000 per 100 Units.

** Volume discounts will be given to firms who reach cumulative firm sales or sales arrangement levels of at least $250,000 during the initial one month period after the Initial Date of Deposit. After a firm has met the minimum $250,000 volume level, volume discounts will be given on all trades originated from or by that firm, including those placed prior to reaching the $250,000 level, and will continue to be given during the entire initial offering period.

*** For any transactions in excess of these amounts, contact the Sponsor for the applicable rates.

The primary market concessions or agency commissions for U.S. Treasury Portfolio Series (other than Series which contain predominantly zero coupon U.S. Treasury Obligations) are as follows:

                                               Primary Market
                                 ---------------------------------------------
                                                            Volume Discounts**
                                                           -------------------
                                                              Firm Sales
                                     Regular                    or Sale
                                    Concession                Arrangements
                                    or Agency                ($1,000,000 or
                                    Commission                    More
                                -------------------        -------------------
                                 0-2.99     3-4.99          0-2.99     3-4.99
Dollar Amount of Trade*           Years     Years            Years     Years
---------------------------     --------   --------        --------   --------
$0 to $499,999                    1.05%     1.10%            1.05%     1.20%
$500,000 to $999,999               .90      1.00              .95      1.10
$1,000,000 to $1,499,999***        .75       .75              .80       .80

* The breakpoint discounts are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $1,000 per 100 Units.

** For U.S. Treasury Portfolio Series other than Series which contain predominantly zero coupon U.S. Treasury Obligations, volume concessions of up to the amount listed above can be earned as a marketing allowance at the discretion of the Sponsor during the initial one month period after the Initial Date of Deposit for firms who reach cumulative firm sales or sales arrangement levels of at least $1 million. After a firm has met the respective minimum volume level, volume concessions will be given on all trades originated from or by that firm, starting on the Initial Date of Deposit, including those placed prior to reaching the minimum level, and will continue to be given during the entire initial offering period. Firm sales of any primary U.S. Treasury Portfolio Series issued can be combined for the purposes of achieving the volume discount. Only sales through the Sponsor qualify for volume concessions and secondary purchases do not apply. The Sponsor reserves the right to modify or change these parameters at any time and make the determination of which firms qualify for the marketing allowance and the amount paid.

*** For any transactions in excess of these amounts, contact the Sponsor for the applicable concessions or agency commissions.

In connection with secondary market transactions of all U.S. Treasury Portfolios, the sales charge per Unit will be reduced as set forth below:

                                                                  Secondary
                                  ---------------------------------------------------------------------------
                                                  Dollar Weighted Average Years to Maturity
                                  ---------------------------------------------------------------------------
                                  0-1.99 Yrs.     2-2.99 Yrs.     3-4.99 Yrs.     5-6.99 Yrs.     7-9.99 Yrs.
                                  -----------     -----------     -----------     -----------     -----------
     Dollar Amount of Trade                    Sales Charge (Percent of Public Offering Price)
     ----------------------       ---------------------------------------------------------------------------
     Less than $500,000              1.25%           1.50%           1.75%           2.25%           3.00%
     $500,000-$999,999               1.00            1.25            1.50            1.75            2.50
     $1,000,000-$1,499,999*          1.00            1.00            1.25            1.50            2.00

* For any transaction in excess of $1,499,999 contact the Sponsor for the applicable sales charge.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

PROFITS OF SPONSOR AND UNDERWRITERS. In connection with Trusts other than a Tax-Exempt Portfolio, the Sponsor will receive gross sales charges equal to the percentage of the Offering Price of the Units of such Trusts stated under "Public Offering Price" and will pay a fixed portion of such sales charges to dealers and agents. As set forth under "The Tax-Exempt Portfolios-- Underwriting," the Underwriters of each Tax-Exempt Portfolio will receive gross sales charges equal to the percentage of the Public Offering Price of the Units of such Trust Fund stated under "Public Offering Price" and the Sponsor will receive a fixed portion of such sales charges. In addition, the Sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the Securities to the Sponsor and the cost of such Securities to a Trust Fund, which is based on the offering side evaluation of the Securities. See "Portfolio" for each Trust. The Sponsor or Underwriters may also realize profits or losses with respect to Securities deposited in a Trust which were acquired from underwriting syndicates of which the Sponsor or any Underwriter was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The Sponsor and the Underwriters may realize additional profits or losses during the initial offering period on unsold Units as a result of changes in the daily evaluation of the Securities in a Trust.

THE INSURED CORPORATE SERIES



THE TRUST PORTFOLIO

Insured Corporate Series 11 was formed for the purpose of providing a high level of current income through investment in a fixed portfolio consisting primarily of long-term corporate debt obligations issued after July 18, 1984 by utility companies. There is, of course, no guarantee that the objective will be achieved.

The Trust may be appropriate investment vehicle for investors who desire to participate in a portfolio of long-term taxable fixed income securities issued primarily by public utilities with greater diversification than investors might be able to acquire individually. Diversification of the Trust's assets will not eliminate the risk of loss always inherent in the ownership of securities. In addition, Bonds of the type deposited in the Trust often are not available in small amounts.

The selection of Bonds for the Trust was based largely upon the experience and judgment of the Sponsor. In making such selections the Sponsor considered the following factors: (a) the price of the Bonds relative to other issues of similar quality and maturity; (b) whether the Bonds were issued by a utility company; (c) the diversification of the Bonds as to location of issuer; (d) the income to the Unitholders; (e) whether the Bonds were insured or the availability and cost of insurance for the scheduled payment of principal and interest on the Bonds; (f) whether the Bonds were issued after July 18, 1984;
(g) the stated maturity of the Bonds; and (h) the call provisions relating to the Bonds.

As of the Initial Date of Deposit, all of the Bonds in the Trust's portfolio other than any U.S. Treasury obligations are rated "Aaa" by Moody's Investors Service, Inc. and "AAA" by Standard & Poor's. Standard & Poor's states that "bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and principal is extremely strong." Moody's Investors Service, Inc. states that bonds "which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as 'gilt edge.' Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that, with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations." See "Insurance on the Bonds." Subsequent to the Initial Date of Deposit, a Bond may cease to be so rated. If this should occur, a Trust would not be required to eliminate the Bond from the Trust, but such event may be considered in the Sponsor's determination to direct the Trustee to dispose of such investment. See "General Information--Investment Supervision." The Trust consists of that number of Bonds divided by type and concentrations, if any (and percentage of principal amount of the Trust) as set forth in the following table.


INSURED CORPORATE SERIES                                                  IC-1

SERIES INFORMATION

                                                                                               Series 11
                                                                                               ---------
Number of Securities                                                                                  7
Corporate Bonds(1)(2)                                                                                 6
U.S. Treasury Obligations(2)                                                                          1
Corporate Bond Concentrations:
     State(2)                                                                                    TX 25%
     Area Concentrations(3)                                                               Northeast 41%
Average life of the Bonds in the Trust(4)                                                          29.7
Percentage of "when, as and if issued" or "delayed delivery" Bonds purchased by the Trust          None
Syndication(5)                                                                                     None

--------------------
(1)  The Corporate Bonds have been issued by public utility companies.
(2) The portfolio percentage in parenthesis represents the principal amount of such Bonds to the total principal amount of Bonds in the Trust. For a discussion of the risks associated with investments in the bonds of such issuers, see "Risk Factors" below.
(3) The percentage provided above represents the percentage of the Principal Amount of Bonds in a Trust that are concentrated in a specific region of the country. An adverse economic climate in a given area may affect an issuer's ability to make payment of principal and/or interest.
(4) The average life of the Bonds in a Trust is calculated based upon the stated maturities of the bonds in such Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The average life of the Bonds in a Trust may increase or decrease from time to time as Bonds mature or are called or sold.
(5) The Sponsor has participated as either the sole underwriter or manager or a member of underwriting syndicates from which approximately that percentage listed above of the aggregate principal amount of the Bonds in such Trust were acquired.



INSURED CORPORATE SERIES                                                  IC-2

RANSON UNIT INVESTMENT TRUSTS, SERIES 58                     INSURED CORPORATE
                                                                     SERIES 11

PORTFOLIO
AS OF THE INITIAL DATE OF DEPOSIT: MAY 22, 1997

                                                                     Ratings(2)
                                                                 -------------------
 Aggregate                                                                  Standard      Redemption       Cost of Bonds
 Principal     Name of Issuer(1)(5)     Coupon      Maturity     Moody's    & Poor's     Provisions(3)       to Trust(4)
------------------------------------------------------------------------------------------------------------------------
$   25,000     U.S. Treasury(6)#        0.000%     8/15/2022        NA         NA          Noncallable       $  4,237
   100,000     Consolidated Edison      7.500      6/15/2023       Aaa        AAA        2003 @ 103.27         98,672
   150,000     Commonwealth Edison      7.750      7/15/2023       Aaa        AAA        2003 @ 103.77        148,394
    75,000     New York Telephone       7.250      2/15/2024       Aaa        AAA        2004 @ 103.06         71,381
   200,000     Texas Utilities          7.625       7/1/2025       Aaa        AAA        2003 @ 102.69        197,174
   100,000     Pacific Bell             7.500       2/1/2033       Aaa        AAA        2003 @ 102.94         96,728
   150,000     Bell South               7.500      6/15/2033       Aaa        AAA        2003 @ 104.75        145,615
   -------                                                                                                    -------
$  800,000                                                                                                   $762,201
   =======                                                                                                    =======

--------------------
See "Notes to Portfolios."



INSURED CORPORATE SERIES                                                  IC-3

NOTES TO PORTFOLIO:

All Bonds in the Trust except for any U.S. Treasury Obligations are insured only by MBIA Insurance Corporation. The insurance was obtained either directly by the issuer of the Bonds or by the Sponsor.

* These Bonds are "when, as and if issued" or "delayed delivery" and have expected settlement dates after the First Settlement Date.
(1) Contracts to acquire Bonds were entered into by the Sponsor on May 19, 1997. All Bonds are represented by regular way contracts, unless otherwise indicted, for the performance of which an irrevocable letter of credit has been deposited with the Trustee.
(2) All the Bonds in the Trusts except for the U.S. Treasury Obligations are insured by MBIA Insurance Corporation and therefore are rated AAA by Standard & Poor's and Aaa by Moody's. See "The Trust Portfolio" and "Insurance on the Bonds."
(3) There is shown under this heading the year in which each issue of Bonds is initially or currently redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par value. The prices at which the Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to a Trust. In addition, certain Bonds in the portfolio may be redeemed in whole or in part other than by operation of the stated redemption provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds.
(4) During the initial offering period, evaluations of Bonds are made on the basis of current offering side evaluations of the Bonds. The aggregate offering price is greater than the aggregate bid price of the Bonds, which is the basis on which the Redemption Price will be determined for purposes of redemption of Units after the initial offering period.
(5) Other information regarding the Bonds in the Trusts, at the opening of business on the Initial Date of Deposit, is as follows:

                                               Insured
                                              Corporate
                                              Series 11
                                             -----------
     Cost of Bonds to Sponsor                $ 763,075
     Profit or (Loss) to Sponsor             $    (874)
     Annual Interest Income to Trust         $  58,563
     Bid Side Value of Bonds                 $ 756,323

The Cost of Bonds to Sponsor and Profit or (Loss) to Sponsor reflect portfolio hedging transaction costs, hedging gains or losses, certain other carrying costs and the cost of insurance obtained by the Sponsor for individual Bonds, if any, prior to the date such Bonds are deposited in a Trust.
"#" indicates that such Bond was issued at an original issue discount. The tax effect of Bonds issued at an original issue discount is described in "Federal Tax Status" below.
(6) This Security has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Securities which pay no interest are normally described as "zero coupon" Securities. Over the life of Securities purchased at a deep discount the value of such Securities will increase such that upon maturity the holders of such Securities will receive 100% of the principal amount

INSURED CORPORATE SERIES                                                  IC-4
thereof. Approximately 3.1% of the aggregate principal amount of the Securities in Series 11 are "zero coupon" Securities.

RISK FACTORS

Public Utility Issues

Certain of the Bonds are obligations of public utility issuers. In general, public utilities are regulated monopolies engaged in the business of supplying light, water, power, heat, transportation or means of communication. Historically, the utilities industry has provided investors in securities issued by companies in this industry with high levels of reliability, stability and relative total return on their investments. However, an investment in Units should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds to make payments of principal and/or interest on such Bonds.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. Also, changes in certain accounting standards could cause significant write-downs of assets and reductions in earnings for many investor-owned utilities. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

Certain of the issuers of the Bonds in a Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remains present through completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident

INSURED CORPORATE SERIES                                                  IC-5
at a plant in Chernobyl, U.S.S.R., could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

In view of the uncertainties discussed above, there can be no assurance that any bond issuer's share of the full cost of nuclear units under construction ultimately will be recovered in rates or of the extent to which a bond issuer could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on the financial condition or the results of operations or on a bond issuer's ability to make interest and principal payments on its outstanding debt.

Other general problems of the gas, water, telephone and electric utility industry (including state and local joint action power agencies) include difficulty in obtaining timely and adequate rate increases, difficulty in financing large construction programs to provide new or replacement facilities during an inflationary period, rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including among other considerations the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy conservation. Each of the problems referred to could adversely affect the ability of the issuer of any utility Bonds in a Trust to make payments due on these Bonds.

In addition, the ability of state and local joint action power agencies to make payments on bonds they have issued is dependent in large part on payments made to them pursuant to power supply or similar agreements.

Courts in Washington and Idaho have held that certain agreements between Washington Public Power Supply System ("WPPSS") and the WPPSS participants are unenforceable because the participants did not have the authority to enter into the agreements. While these decisions are not specifically applicable to agreements entered into by public entities in other states, they may cause a reexamination of the legal structure and economic viability of certain projects financed by joint action power agencies, which might exacerbate some of the problems referred to above and possibly lead to legal proceedings questioning the enforceability of agreements upon which payment of these bonds may depend.

Business conditions of the telephone industry in general may affect the performance of a Trust. General problems of telephone companies include regulation of rates for service by the FCC and various state or other regulatory agencies. However, over the last several years regulation has been changing, resulting in increased competition. The new approach is more market oriented, more flexible and more complicated. For example, Federal and certain state regulators have instituted "price cap" regulation which couples protection of rate payers for basic services with flexible pricing for ancillary services. These new approaches to regulation could lead to greater risks as well as greater rewards for operating telephone companies such as

INSURED CORPORATE SERIES                                                  IC-6
those in the Trusts. Inflation has substantially increased the operating expenses and cost of plant required for growth, service, improvement and replacement of existing plant. Continuing cost increases, to the extent not offset by improved productivity and revenues from increased business, would result in a decreasing rate of return and a continuing need for rate increases. Although allowances are generally made in ratemaking proceedings for cost increases, delays may be experienced in obtaining the necessary rate increases and there can be no assurance that the regulatory agencies will grant rate increases adequate to cover operating and other expenses and debt service requirements. To meet increasing competition, telephone companies will have to commit substantial capital, technological and marketing resources. Telephone usage, and therefore revenues, could also be adversely affected by any sustained economic recession. New technology, such as cellular service and fiber optics, will require additional capital outlays. The uncertain outcomes of future labor agreements may also have a negative impact on the telephone companies. Each of these problems could adversely affect the ability of the telephone company issuers of any Bonds in a portfolio to make payments of principal and interest on their Bonds.

Zero Coupon U.S. Treasury Obligations

Certain of the Bonds may be "zero coupon" U.S. Treasury obligations. See footnote (6) in "Notes to Portfolios." Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

INSURANCE ON THE BONDS

All Bonds (other than U.S. Treasury obligations, if any) are insured as to the scheduled payment of interest and principal either by the issuer of the Bonds or by the Sponsor under a financial guaranty insurance policy obtained from MBIA Insurance Corporation ("MBIA Corporation"). See "Portfolio" and the Notes thereto. The premium for each such insurance policy has been paid in advance by such issuer or the Sponsor and each such policy is non-cancelable and will remain in force so long as the Bonds are outstanding and MBIA Corporation remains in business. No premiums for such insurance are paid by a Trust. If MBIA Corporation is unable to meet its obligations under its policy or if the rating assigned to the claims-paying ability of MBIA Corporation deteriorates, no other insurer has any obligation to insure any issue adversely affected by either of these events.

The aforementioned insurance guarantees the scheduled payment of principal and interest on all of the Bonds in each Trust except for any U.S. Treasury obligations. It does not guarantee the market value of the Bonds or the value of the Units. This insurance is effective so long as the Bond is outstanding, whether or not held by a Trust. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds, but the exact effect, if any, of this insurance on such market value cannot be predicted.

MBIA Corporation is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA Corporation. MBIA Corporation is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of the Northern Mariana Islands, the Commonwealth of Puerto

INSURED CORPORATE SERIES                                                  IC-7

Rico, the Virgin Islands of the United States and the Territory of Guam. MBIA Corporation has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by MBIA Corporation, changes in control and transactions among affiliates. Additionally, MBIA Corporation is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

As of December 31, 1996, MBIA Corporation had admitted assets of $4.4 billion (audited), total liabilities of $3.0 billion (audited), and total capital and surplus of $1.4 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1995, MBIA Corporation had admitted assets of $3.8 billion (audited), total liabilities of $2.5 billion (Audited), and total capital and surplus of $1.3 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Standard & Poor's has rated the claims paying ability of MBIA Corporation "AAA." Copies of MBIA Corporation's financial statements prepared in accordance with statutory accounting practices are available from MBIA Corporation. The address of MBIA Corporation is 113 King Street, Armonk, New York, 10504.

Moody's Investors Service rates all bond issues insured by MBIA Corporation "Aaa" and short term loans "MIG 1," both designated to be of the highest quality. Standard & Poor's rates all new issues insured by MBIA Corporation "AAA."

Bonds for which insurance has been obtained by the issuer thereof or by the Sponsor from MBIA Corporation may or may not have a higher yield than uninsured bonds rated "AAA" by Standard & Poor's or "Aaa" by Moody's Investors Service, Inc. In selecting Bonds, the Sponsor has applied the criteria hereinbefore described.

FEDERAL TAX STATUS

For purposes of the following discussions and opinions, it is assumed that interest on each of the Bonds is included in gross income for Federal income tax purposes. In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

Each Trust is not an association taxable as a corporation for United States Federal income tax purposes.

Each Unitholder will be considered the owner of a pro rata portion of each of the Trust assets for Federal income tax purposes under Subpart E, Subchapter J of Chapter 1 of the Internal Revenue Code of 1986 (the "Code"). Each Unitholder will be considered to have received his pro rata share of income derived from each Trust asset when such income is considered to be received by such Trust. Each Unitholder will also be required to include in taxable income for Federal income tax purposes, original issue discount with respect to his interest in any Bonds held by a Trust at the same time and in the same manner as though the Unitholder were the direct owner of such interest.

Each Unitholder will have a taxable event when a Bond is disposed of (whether by sale, exchange, liquidation, redemption, or payment at maturity) or when the Unitholder redeems or sells his Units. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all the assets of the Trust. Such basis is determined (before the adjustments described below) by apportioning the tax basis for the Units among each of the Trust assets, according to value as of the valuation date nearest the date of acquisition of the Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received, if any, on Bonds delivered after the date

INSURED CORPORATE SERIES                                                  IC-8
the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the sellers) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. It should be noted that certain legislative proposals have been made which could effect the calculation of basis for Unitholders holding securities that are substantially identical to the Bonds. Unitholders should consult their own tax advisors with regard to calculation of basis. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, exchange, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder (subject to various nonrecognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with his basis for his fractional interest in the asset disposed of. The basis of each Unit and of each Bond which was issued with original issue discount (including the U.S. Treasury obligations) (or which has market discount) must be increased by the amount of accrued original issue discount (and market discount, if the Unitholder elects to include market discount in income as it accrues) and the basis of each Unit and of each Bond which was purchased by a Trust at a premium must be reduced by the annual amortization of bond premium which the Unitholder has properly elected to amortize under Section 171 of the Code. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost. The U.S. Treasury obligations held by a Trust are treated as bonds that were originally issued at an original issue discount provided, pursuant to a Treasury Regulation (the "Regulation") issued on December 28, 1992, that the amount of original issue discount determined under Section
1286 of the Code is not less than a "de minimis" amount as determined thereunder (as discussed below under "Original Issue Discount"). Because the U.S. Treasury obligations represent interests in "stripped" U.S. Treasury bonds, a Unitholder's initial cost for his pro rata portion of each U.S. Treasury obligation held by the Trust (determined at the time he acquires his Units, in the manner described above) shall be treated as its "purchase price" by the Unitholder. Original issue discount is effectively treated as interest for Federal income tax purposes, and the amount of original issue discount in this case is generally the difference between the Bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the U.S. Treasury obligations held by a Trust as such original issue discount accrues and will, in general, be subject to Federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year to the extent it is not less than a "de minimis" amount as determined under the Regulation. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. In the case of the U.S. Treasury obligations, this method will generally result in an increasing amount of income to the Unitholders each year. Unitholders should consult their tax advisers regarding the Federal income tax consequences and accretion of original issue discount.

Limitations on Deductibility of Trust expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by each Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986 (the "Act"), certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed

INSURED CORPORATE SERIES                                                  IC-9

2% of such individual's adjusted gross income (similar limitations also apply to estates and trusts). Unitholders may be required to treat some or all of the expenses paid by each Trust as miscellaneous itemized deductions subject to this limitation.

Premium. If a Unitholder's tax basis of his pro rata portion in any Bonds held by a Trust exceeds the amount payable by the issuer of the Bond with respect to such pro rata interest upon the maturity of the Bond, such excess would be considered premium which may be amortized by the Unitholder at the Unitholder's election as provided in Section 171 of the Code. Unitholders should consult their tax advisers regarding whether such election should be made and the manner of amortizing premium.

Original Issue Discount. Certain of the Bonds of a Trust may have been acquired with "original issue discount." In the case of any Bonds of the Trust acquired with "original issue discount" that exceeds a "de minimis" amount as specified in the Code or in the case of the U.S. Treasury obligations as specified in the Regulation, such discount is includable in taxable income of the Unitholders on an accrual basis computed daily, without regard to when payments of interest on such Bonds are received. The Code provides a complex set of rules regarding the accrual of original issue discount. These rules provide that original issue discount generally accrues on the basis of a constant compound interest rate over the term of the Bonds. Unitholders should consult their tax advisers as to the amount of original issue discount which accrues.

Special original issue discount rules apply if the purchase price of the Bond by a Trust exceeds its original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price"). Similarly these special rules would apply to a Unitholder if the tax basis of his pro rata portion of a Bond issued with original issue discount exceeds his pro rata portion of its adjusted issue price. Unitholders should also consult their tax advisers regarding these special rules.

It is possible that a Corporate Bond that has been issued at an original issue discount may be characterized as a "high-yield discount obligation" within the meaning of Section 163(e)(5) of the Code. To the extent that such an obligation is issued at a yield in excess of six percentage points over the applicable Federal rate, a portion of the original issue discount on such obligation will be characterized as a distribution on stock (e.g., dividends) for purposes of the dividends received deduction which is available to certain corporations with respect to certain dividends received by such corporation.

Market Discount. If a Unitholder's tax basis in his pro rata portion of Bonds is less than the allocable portion of such Bond's stated redemption price at maturity (or, if issued with original issue discount, the allocable portion of its "revised issue price"), such difference will constitute market discount unless the amount of market discount is "de minimis" as specified in the Code. Market discount accrues daily computed on a straight line basis, unless the Unitholder elects to calculate accrued market discount under a constant yield method. The market discount rules do not apply to the U.S. Treasury obligations because they are stripped debt instruments subject to special original issue discount rules as discussed above. Unitholders should consult their tax advisers regarding whether such election should be made and as to the amount of market discount which accrues.

Accrued market discount is generally includable in taxable income to the Unitholders as ordinary income for Federal tax purposes upon the receipt of serial principal payments on the Bonds, on the sale, maturity or disposition of such Bonds by each Trust, and on the sale by a Unitholder of Units, unless a Unitholder elects to include the accrued market discount in taxable income as such discount accrues. If a Unitholder does not elect to annually include

INSURED CORPORATE SERIES                                                  IC-10
accrued market discount in taxable income as it accrues, deductions for any interest expense incurred by the Unitholder which is incurred to purchase or carry his Units will be reduced by such accrued market discount. In general, the portion of any interest expense which was not currently deductible would ultimately be deductible when the accrued market discount is included in income. Unitholders should consult their tax advisers regarding whether an election should be made to include market discount in income as it accrues and as to the amount of interest expense which may not be currently deductible.

Computation of the Unitholder's Tax Basis. The tax basis of a Unitholder with respect to his interest in a Bond is increased by the amount of original issue discount (and market discount, if the Unitholder elects to include market discount, if any, on the Bonds held by each Trust in income as it accrues) thereon properly included in the Unitholder's gross income as determined for Federal income tax purposes and reduced by the amount of any amortized premium which the Unitholder has properly elected to amortize under
Section 171 of the Code. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of each Trust.

Recognition of Taxable Gain or Loss Upon Disposition of Obligations by the Trust or Disposition of Units. A Unitholder will recognize taxable capital gain (or loss) when all or part of his pro rata interest in a Bond is disposed of in a taxable transaction for an amount greater (or less) than his tax basis therefor, subject to various non-recognition provisions of the Code. As previously discussed, gain realized on the disposition of the interest of a Unitholder in any Bond deemed to have been acquired with market discount will be treated as ordinary income to the extent the gain does not exceed the amount of accrued market discount not previously taken into income. Any capital gain or loss arising from the disposition of a Bond by each Trust or the disposition of Units by a Unitholder generally will be short-term capital gain or loss unless the Unitholder has held his Units for more than one year in which case such capital gain or loss will be long-term. For taxpayers other than corporations, net capital gains (which is defined as net long-term capital gain over short-term capital loss for a taxable year) are subject to a maximum marginal stated tax rate of 28 percent. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. The tax basis reduction requirements of the Code relating to amortization of bond premium may under some circumstances, result in the Unitholder realizing taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.

If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all Trust assets including his pro rata portion of all of the Bonds represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unitholder to include market discount in income as it accrues) as previously discussed.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") raised tax rates on ordinary income while capital gains would remain subject to a 28 percent maximum stated rate for taxpayers other than corporations. Because some of all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units. Legislative proposals have been made that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain as constructive sales for purposes of recognition of gain (but not

INSURED CORPORATE SERIES                                                  IC-11

loss). Unitholders should consult their own tax advisors with regard to any such constructive sales rules.

Foreign Investors. A Unitholder of a Trust who is a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust) will not be subject to United States federal income taxes, including withholding taxes, on interest income (including any original issue discount) on, or any gain from the sale or other disposition of, his pro rata interest in any Bond or the sale of his Units provided that all of the following conditions are met: (i) the interest income or gain is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) if the interest is United States source income (which is the case for most securities issued by United States issuers), the Bond is issued after July 18, 1984 (which is the case for each Bond held by the Trust), the foreign investor does not own, directly or indirectly, 10% or more of the total combined voting power of all classes of voting stock of the issuer of the Bond and the foreign investor is not a controlled foreign corporation related (within the meaning of Section 864(d)(4) of the Code) to the issuer of the Bond, or (iii) with respect to any gain, the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year and (iv) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units.

It should be noted that the Tax Act includes a provision which eliminates the exemption from United States taxation, including withholding taxes, for certain "contingent interest." The provision applies to interest received after December 31, 1993. No opinion is expressed herein regarding the potential applicability of this provision and whether United States taxation or withholding taxes could be imposed with respect to income derived from the Units as a result thereof. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

General. Each Unitholder (other than a foreign investor who has properly provided the certifications described in the preceding paragraph) will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by each Trust to such Unitholder including amounts received upon the redemption of the Units will be subject to back-up withholding.

The foregoing discussion relates only to United Stated Federal income taxes; Unitholders may be subject to state and local taxation in other jurisdictions (including a foreign investor's country of residence). Unitholders should consult their tax advisers regarding potential state, local, or foreign taxation with respect to the Units.

TAX REPORTING AND REALLOCATION

Because each Trust receives interest and makes monthly distributions based upon such Trust's expected total collections of interest and any anticipated expenses, certain tax reporting consequences may arise. Each Trust is required to report Unitholder information to the Internal Revenue Service ("IRS"), based upon the actual collection of interest by such Trust on the securities in such Trust, without regard to such Trust's expenses or to such Trust's payments to Unitholders during the year. If distributions to

INSURED CORPORATE SERIES                                                  IC-12

Unitholders exceed interest collected, the difference will be reported as a return of principal which will reduce a Unitholder's cost basis in its Units (and its pro rata interest in the securities in the Trust). A Unitholder must include in taxable income the amount of income reported by a Trust to the IRS regardless of the amount distributed to such Unitholder. If a Unitholder's share of taxable income exceeds income distributions made by a Trust to such Unitholder, such excess is in all likelihood attributable to the payment of miscellaneous expenses of such Trust which will not be deductible by an individual Unitholder as an itemized deduction except to the extent that the total amount of certain itemized deductions, such as investment expenses (which would include the Unitholder's share of Trust expenses), tax return preparation fees and employee business expenses, exceeds 2% of such Unitholder's adjusted gross income. Alternatively, in certain cases, such excess may represent an increase in the Unitholder's tax basis in the Units owned. Investors with questions regarding these issues should consult with their tax advisers.

ESTIMATED CASH FLOWS TO UNITHOLDERS

The table below sets forth the per Unit estimated distributions of interest and principal to Unitholders. The tables assume no changes in Trust expenses, no redemptions or sales of the underlying Bonds prior to maturity and the receipt of all principal due upon maturity. To the extent the foregoing assumptions change actual distributions will vary.

INSURED CORPORATE SERIES 11

Monthly
-------                                              Estimated        Estimated        Estimated
                                                      Interest        Principal          Total
                  Dates                             Distribution     Distribution     Distribution
     ---------------------------------------        ------------     ------------     ------------
     June 15, 1997                                    $.00590                           $ .00590
     July 15, 1997 to August 15, 2022                 $.05897                           $ .05897
     September 15, 2022                               $.05897          $ .31250         $ .37147
     October 15, 2022 to June 15, 2023                $.05903                           $ .05903
     July 15, 2023                                    $.05903          $1.25000         $1.30903
     August 15, 2023                                  $.05183          $1.87500         $1.92683
     September 15, 2023 to February 15, 2024          $.03972                           $ .03972
     March 15, 2024                                   $.03972          $ .93750         $ .97722
     April 15, 2024 to July 15, 2025                  $.03424                           $ .03424
     August 15, 2025                                  $.03424          $2.50000         $2.53424
     September 15, 2025 to February 15, 2033          $.01884                           $ .01884
     March 15, 2033                                   $.01884          $1.25000         $1.26884
     April 15, 2033 to June 15, 2033                  $.00045                           $ .00045
     July 15, 2033                                    $.00045          $1.87500         $1.87545



INSURED CORPORATE SERIES                                                  IC-13

THE GNMA PORTFOLIOS


THE TRUST PORTFOLIO

The purpose and objective of GNMA Portfolio Series 8 and GNMA Portfolio Series 9 is to provide investors with an appropriate vehicle to obtain safety of capital and monthly distributions of interest and principal through investment in a fixed portfolio primarily consisting of Ginnie Maes backed by the full faith and credit of the United States.

In selecting Securities for deposit in the GNMA Portfolios, the following factors, among others, were considered by the Sponsor: (i) the types of such obligations available; (ii) the prices and yields of such obligations relative to other comparable obligations, including the extent to which such obligations are traded at a premium or at a discount from par; and (iii) the maturities of such obligations.

Because regular payments of principal are to be received and certain of the Securities from time to time may be redeemed or will mature in accordance with their terms or may be sold under certain circumstances described herein, the Trusts referred to herein might not retain their present size and composition.




GNMA PORTFOLIOS                                                         GNMA-1

GNMA PORTFOLIO SERIES 8 PORTFOLIO
AS OF THE INITIAL DATE OF DEPOSIT: MAY 22, 1997

     Government National Mortgage Association, Modified Pass-Through
                      Mortgage-Backed Securities*

                                                   Range of         Cost of
    Face                                            Stated         Securities
   Amount             Issuer          Coupon     Maturities(1)     to Trust(2)
------------------------------------------------------------------------------
$   50,000             GNMA           7.000%     2012 to 2013       $ 49,452
   150,000             GNMA           6.500%     2012 to 2013        145,429
   -------                                                           -------
$  200,000                                                          $194,881
   =======                                                           =======

--------------------

See "Notes to Portfolio."






GNMA PORTFOLIO SERIES 9 PORTFOLIO
AS OF THE INITIAL DATE OF DEPOSIT: MAY 22, 1997

Government National Mortgage Association, Modified Pass-Through
Mortgage-Backed Securities*

                                                   Range of         Cost of
    Face                                            Stated         Securities
   Amount             Issuer          Coupon     Maturities(1)     to Trust(2)
------------------------------------------------------------------------------
$   50,000             GNMA           8.000%     2026 to 2028       $ 50,815
   150,000             GNMA           7.000%     2026 to 2028        145,382
   -------                                                           -------
$  200,000                                                          $196,197
   =======                                                           =======

--------------------

See "Notes to Portfolio."



GNMA PORTFOLIOS                                                         GNMA-2

NOTES TO PORTFOLIOS

(1) The principal amount of Securities listed as having the range of maturities shown is an aggregate of individual Securities having varying ranges of maturities within that shown. They are listed as one category of Securities with a single range of maturities because of current market conditions that accord no difference in price among the Securities grouped together on the basis of the difference in their maturity ranges. At some time in the future, however, the difference in maturity ranges could affect the market value of the individual Securities.
(2) Some Securities may be represented by contracts to purchase such Securities. During the initial offering period, evaluations of Securities are made on the basis of current offering side evaluations of the Securities. The aggregate offering price is greater than the aggregate bid price of the Securities, which is the basis on which Redemption Prices will be determined for purposes of redemption of Units after the initial offering period. Other information regarding the Securities in the Trusts, at the opening of business on the Initial Date of Deposit, is as follows:

                                               GNMA               GNMA
                                             Portfolio          Portfolio
                                              Series 8           Series 9
                                            -----------        -----------
     Cost of Securities to Sponsor          $  195,828         $  196,219
     Profit or (Loss) to Sponsor            $     (947)        $      (55)
     Annual Interest Income to Trust        $   13,250         $   14,500
     Bid Side Value of Securities           $  194,232         $  194,938

* In addition to the information as to the GNMA modified pass-through mortgage-backed Securities set forth under "Portfolios," the Trustee will furnish Unitholders a statement listing the name of issuer, pool number, interest rate, maturity date and principal amount for each such Security in the portfolio upon written request.




GNMA PORTFOLIOS                                                         GNMA-3

RISK FACTORS

Each Trust is a unit investment trust whose objectives are to obtain safety of capital and to provide current monthly distributions of interest and principal through investment in a fixed portfolio initially consisting primarily of contracts to purchase taxable mortgage-backed securities of the modified pass-through type ("Ginnie Maes" or "Securities"), including so-called "Ginnie Mae II's," which involve larger pools of mortgages and which have a central paying agent, fully guaranteed as to principal and interest by the Government National Mortgage Association ("GNMA"). All of the Ginnie Maes in the Trusts consist of pools of long term mortgages on 1- to 4-family dwellings. Certain GNMA Portfolio Series may also include certain zero coupon U.S. Treasury Obligations.

An investment in Units of a Trust should be made with an understanding of the risks which an investment in fixed rate long term debt obligations may entail, including the risk that the value of the portfolio and hence of the Units will decline with increases in interest rates. The value of the underlying Securities will fluctuate inversely with changes in interest rates. In addition, the potential for appreciation of the underlying Securities, which might otherwise be expected to occur as a result of a decline in interest rates, may be limited or negated by increased principal prepayments in respect of the underlying mortgages. The high inflation of prior years, together with the fiscal measures adopted to attempt to deal with it, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate long term debt obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future.

The Securities in the Trusts were chosen in part on the basis of their respective stated maturity dates. The ranges of maturity dates of each of the Securities contained in the Trusts are shown on the "Portfolios." The stated mandatory termination date of the GNMA Portfolios are set forth under "Essential Information." See "Life of the Securities and of the GNMA Trusts" below.

The Trusts may be appropriate mediums for investors who desire to participate in a portfolio of taxable fixed income securities offering the safety of capital provided by securities backed by the full faith and credit of the United States but who do not wish to invest the minimum amount which is required for a direct investment in GNMA guaranteed securities. The portfolio of each GNMA Trust initially consists of contracts to purchase Ginnie Maes, including so-called Ginnie Mae II's, fully guaranteed as to payments of principal and interest by the Government National Mortgage Association.

Each group of Ginnie Maes described herein as having a specified range of maturities includes individual mortgage-backed securities which have varying ranges of maturities within each range specified under "Essential Information." Each such group of Ginnie Maes is described as one category of securities because current market conditions accord no difference in price among the individual Ginnie Mae securities within such group on the basis of the difference in the maturity dates of each Ginnie Mae. As long as this market condition prevails, a purchase of Ginnie Maes with the same coupon rate and a maturity date within the range mentioned above will be considered an acquisition of the same Security. In the future, however, the difference in maturity ranges could affect the market value of the individual Ginnie Maes. At such time, any additional purchases by a Trust will take into account the maturities of the individual Securities.

The Trusts may contain Securities which were acquired at a market discount. Such Securities trade at less than par value because the interest rates thereon are lower than interest rates on comparable debt securities being issued at currently prevailing interest rates. If such interest rates for newly issued and otherwise comparable securities increase, the market discount of previously issued securities will increase and if such interest

GNMA PORTFOLIOS                                                         GNMA-4
rates for newly issued comparable securities decline, the market discount of previously issued securities will decrease, other things being equal. Market discount attributable to interest rate changes does not indicate a lack of market confidence in the issue.

Unitholders will be "at risk" with respect to such Securities (i.e., may derive either gain or loss from fluctuations in the evaluation of the Securities) from the date they commit for Units. See "General Information-- Interest, Estimated Current Return and Estimated Long-Term Return."

The mortgages underlying a Ginnie Mae may be prepaid at any time without penalty. A lower or higher return on Units may occur depending on whether the price at which the respective Ginnie Maes were acquired by a Trust is lower or higher than par (which represents the price at which such Ginnie Maes will be redeemed upon prepayment). Redemption of premium Ginnie Maes at par pursuant to prepayments of mortgages will operate to lower the current return on Units of such Series outstanding at that time since premium Ginnie Maes normally carry higher interest coupons than par or discount Ginnie Maes. If mortgage rates decline in the future, such prepayments may occur with increasing frequency because, among other reasons, mortgagors may be able to refinance their outstanding mortgages at lower interest rates. See "Life of the Securities and of the GNMA Trusts."

Set forth below is a brief description of the current method of origination of Ginnie Maes; the nature of such securities, including the guaranty of GNMA; the basis of selection and acquisition of the Ginnie Maes included in the Trusts; and the expected life of the Ginnie Maes and of the Trusts. The "Portfolios" contain information concerning the coupon rate and range of stated maturities of the Ginnie Maes in the Trusts.

Origination. The Ginnie Maes included in each Trust are backed by the indebtedness secured by underlying mortgage pools of long-term mortgages on 1- to 4-family dwellings. The pool of mortgages which is to underlie a particular new issue of Ginnie Maes is assembled by the proposed issuer of such Ginnie Maes. The issuer is typically a mortgage banking firm, and in every instance must be a mortgagee approved by and in good standing with the Federal Housing Administration ("FHA"). In addition, GNMA imposes its own criteria on the eligibility of issuers, including a net worth requirement.

The mortgages which are to comprise a new Ginnie Mae pool may have been originated by the issuer itself in its capacity as a mortgage lender or may be acquired by the issuer from a third party. Such third party may be another mortgage banker, a banking institution, the Veterans Administration ("VA") (which in certain instances acts as a direct lender and thus originates its own mortgages) or one of several governmental agencies. All mortgages in any given pool will be insured under the National Housing Act, as amended ("FHA-insured") or Title V of the Housing Act of 1949 ("FMHA-insured") or guaranteed under the Servicemen's Readjustment Act of 1944, as amended, or Chapter 37 of Title 38, U.S.C. ("VA guaranteed"). Such mortgages will have a date for the first scheduled monthly payment of principal that is not more than one year prior to the date on which GNMA issues its guaranty commitment as described below, will have comparable interest rates and maturity dates, and will meet additional criteria of GNMA. All mortgages in the pools backing the Ginnie Maes contained in the GNMA Portfolio Series are mortgages on 1- to 4-family dwellings. In general, the mortgages in these pools provide for monthly payments over the life of the mortgage (aside from prepayments) designed to repay the principal of the mortgage over such period, together with interest at the fixed rate of the unpaid balance.
To obtain GNMA approval of a new pool of mortgages, the issuer will file with GNMA an application containing information concerning itself, describing generally the pooled mortgages, and requesting that GNMA approve the issue and issue its commitment (subject to GNMA's satisfaction with the mortgage documents and other relevant documentation) to guarantee the timely payment of principal of and interest on the Ginnie Maes to be issued by the issuer. If the application is in order, GNMA will issue its commitment and will assign a GNMA pool number to the pool. Upon completion of the required

GNMA PORTFOLIOS                                                         GNMA-5
documentation (including detained information as to the underlying mortgages, a custodial agreement with a Federal or state regulated financial institution satisfactory to GNMA pursuant to which the underlying mortgages will be held in safekeeping, and a detailed guaranty agreement between GNMA and the issuer) the issuance of the Ginnie Maes is permitted. When the Ginnie Maes are issued, GNMA will endorse its guaranty thereon. The aggregate principal amount of Ginnie Maes issued will be equal to the then aggregate unpaid principal balances of the pooled mortgages. The interest rate borne by the Ginnie Maes is currently fixed at 1/2 of 1% below the interest rate of the Pooled 1 - to 4-family mortgages, the differential being applied to the payment of servicing and custodial charges as well as GNMA's guaranty fee.

Ginnie Mae II's consist of jumbo pools of mortgages consisting of pools of mortgages from more than one issuer. The major advantage of Ginnie Mae II's lies in the fact that a central paying agent sends one check to the holder on the required payment date. This greatly simplifies the current procedure of collecting distributions from each issuer of a Ginnie Mae, since such distributions are often received late.

Nature of Ginnie Maes and GNMA Guaranty. All of the Ginnie Maes in the GNMA Portfolio Series, including the Ginnie Mae II's, are of the "modified pass-through" type, i.e., they provide for timely monthly payments to the registered holders thereof (including a GNMA Portfolio) of a pro rata share of the scheduled principal payments on the underlying mortgages, whether or not collected by the issuers. Such monthly payments will also include, on a pro rata basis, any prepayments of principal of such mortgages received and interest (net of the servicing and other charges described above) on the aggregate unpaid principal balance of such Ginnie Maes, whether or not the interest on the underlying mortgages has been collected by the issuers.

The Ginnie Maes in the GNMA Portfolio Series are guaranteed as to timely payment of principal and interest by GNMA. Funds received by the issuers on account of the mortgages backing the Ginnie Maes in the GNMA Portfolio Series are intended to be sufficient to make the required payments of principal of and interest on such Ginnie Maes but, if such funds are insufficient for that purpose, the guaranty agreements between the issuers and GNMA require the issuers to make advances sufficient for such payments. If the issuers fail to make such payments, GNMA will do so.

GNMA is authorized by Section 306(g) of Title III of the National Housing Act to guarantee the timely payment of principal of and interest on securities which are based on or backed by a trust for pool composed of mortgages insured by FHA, the Farmers' Home Administration ("FMHA") or guaranteed by the VA. Section 306(g) provides further that the full faith and credit of the United States is pledged to the payment of all amounts which may be required to be paid under any guaranty under such subsection. An opinion of an Assistant Attorney General of the United States, dated December 9, 1969, states that such guaranties "constitute general obligations of the United States backed by its full faith and credit."* GNMA is empowered to borrow from the United States Treasury to the extent necessary to make any payments of principal and interest required under such guaranties. Ginnie Maes are backed by the aggregate indebtedness secured by the underlying FHA-insured, FMHA-insured or VA-guaranteed mortgages and, except to the extent of funds received by the issuers on account of such mortgages, Ginnie Maes do not constitute a liability of nor evidence any recourse against such issuers, but recourse thereon is solely against GNMA. Holders of Ginnie Maes (such as the Trusts) have no security interest in or lien on the underlying mortgages.

The GNMA guaranties referred to herein relate only to payment of principal of and interest on the Ginnie Maes in the portfolio and not the Units offered hereby.

* Any statement in this Prospectus that a particular Security is backed by the full faith and credit of the United States is based upon the opinion of an Assistant Attorney General of the United States and should be so construed.

GNMA PORTFOLIOS                                                         GNMA-6

Life of the Securities and of the GNMA Trusts. Monthly payments of principal will be made, and additional prepayments of principal may be made, to the GNMA Trusts in respect of the mortgages underlying the Ginnie Maes in each GNMA Portfolio. All of the mortgages in the pools relating to the Ginnie Maes in each GNMA Portfolio are subject to prepayment without any significant premium or penalty at the option of the mortgagors. It has been the experience of the mortgage industry that the average life of mortgages comparable to those contained in the GNMA Portfolios, owing to prepayments, refinancings and payments from foreclosures is considerably less than the stated maturity for each series set forth in "Essential Information."

In the mid 1970's, published tables for Ginnie Maes utilized a 12 year average life assumption for Ginnie Mae pools of 26-30 year mortgages on 1- to 4-family dwellings. This assumption was derived from the FHA experience relating to prepayments on such mortgages during the period from the mid 1950's to the mid 1970's. This 12 year average life assumption was calculated in respect of a period during which mortgage lending rates were fairly stable. That assumption is probably no longer an accurate measure of the life of Ginnie Maes or their underlying single family mortgage pools. However, current yield tables, published in 1981, still utilize the 12 year average life assumption and Ginnie Maes continue to be traded based on this assumption. Recently it has been observed that mortgages issued at high interest rates have experienced accelerated prepayment rates which would indicate a shorter average life than 12 years.

A number of factors, including homeowner's mobility, change in family size and mortgage market interest rates will affect the average life of the Ginnie Maes in the Trusts. For example, Ginnie Maes issued during a period of high interest rates will be backed by a pool of mortgage loans bearing similarly high rates. In general, during a period of declining interest rates, new mortgage loans with interest rates lower than those charged during periods of high rates will become available. To the extent a homeowner has an outstanding mortgage with a high rate, he may refinance his mortgage at a lower interest rate or he may rapidly repay his old mortgage. Should this happen, a Ginnie Mae issued with a high interest rate may experience a rapid prepayment of principal as the underlying mortgage loans prepay in whole or in part. Accordingly, there can be no assurance that the prepayment levels which will be actually realized will conform to the experience of the FHA, other mortgage lenders or other Ginnie Mae investors. It is not possible to meaningfully predict prepayment levels regarding the Ginnie Maes in the Trusts. Therefore, the termination of a Trust might be accelerated as a result of prepayments made as described herein.

In addition to prepayments as described above, sales of Securities in a Trust under certain permitted circumstances may result in an accelerated termination of such Trust. Also, it is possible that, in the absence of a secondary market for the Units or otherwise, redemptions of Units may occur in sufficient numbers to reduce a Trust to a size resulting in such termination. Early termination of a Trust may have important consequences to the Unitholder; e.g., to the extent that Units were purchased with a view to an investment of longer duration, the overall investment program of the investor may require readjustment; or the overall return on investment may be less or greater than anticipated, depending in part on whether the purchase price paid for Units represented the payment of an overall premium or a discount, respectively above or below the stated principal amounts of the underlying mortgages. In addition, a capital gain or loss may result for tax purposes from termination of a Trust.


GNMA PORTFOLIOS                                                         GNMA-7

FEDERAL TAX STATUS

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

Each Trust is an association taxable as a corporation under the Internal Revenue Code of 1986, as amended (the Code') and intends to qualify on a continuous basis for special federal income tax treatment as a regulated investment company" under the Code. If a Trust so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent a Trust distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Each Trust intends to timely distribute its taxable income (including any net capital gains) to avoid the imposition of federal income tax or the excise tax. Distributions of the entire net investment income of each Trust are required by the Indenture.

Each Trust intends to file its federal income tax return on a calendar year basis. In any taxable year of a Trust, the distributions of its income, other than distributions which are designated as capital gains dividends, will, to the extent of the earnings and profits of such Trust, constitute dividends for Federal income tax purposes which are taxable as ordinary income to Unitholders. To the extent that the distributions to a Unitholder in any year exceed a Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis in his Units, and to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below. Distributions from each Trust will not be eligible for the 70% dividends received deduction for corporations. Although distributions generally will be treated as distributed when paid, distributions declared in October, November or December, payable to Unitholders of record on a specified date in one of those months and paid during January of the following year will be treated as having been distributed by each Trust (and received by the Unitholders) on December 31 of the year such distributions are declared.

Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by a Trust as long as the Units of such Trust are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units of a Trust are held by fewer than 500 persons, additional taxable income will be realized by the individual Unitholders in excess of the distributions received from such Trust.

Distributions of a Trust's net capital gain which a Trust designates as capital gain dividends will be taxable to Unitholders thereof as long-term capital gains, regardless of the length of time the Units have been held by a Unitholder. However, if a Unitholder receives a long-term capital gain dividend (or is allocated to a portion of a Trust's undistributed long-term capital gain) and sells his Units at a loss prior to holding them for 6 months, such loss will be recharacterized as long-term capital loss to the extent of such long-term capital gain received as a dividend or allocated to a Unitholder. Distributions in partial liquidation, reflecting the proceeds of prepayments, redemptions, maturities (including monthly. mortgage payments of principal) or sales of Securities from a Trust (exclusive of net capital gain) will not be taxable to Unitholders of such Trust to the extent that they represent a return of capital for tax purposes. The portion of distributions which represents a return of capital will, however, reduce a Unitholder's basis in his Units, and to the extent they exceed the basis of

GNMA PORTFOLIOS                                                         GNMA-8
his Units will be taxable as a capital gain. A Unitholder may recognize gain or loss when his Units are sold or redeemed. Such gain or loss will constitute either a long-term or short-term capital gain or loss depending upon the length of time the Unitholder has held his Units. Any loss of Units held six months or less will be treated as long-term capital loss to the extent of any long-term capital gains dividends received (or deemed to have been received) by the Unitholder with respect to such Units. For taxpayers other than corporations, net capital gains are presently subject to a maximum stated marginal rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. A capital loss is long-term if the asset is held for more than one year and short-term if held for one year or less.

The Revenue Reconciliation Act of 1993 (the "Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Act, the Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If a Ginnie Mae has been purchased by a Trust at a market discount (i.e., for a purchase price less than its stated redemption price at maturity (or if issued with original issue discount, its "revised issue price")) unless the amount of market discount is "de minimis" as specified in the Code, each payment of principal on the Ginnie Mae will generally constitute ordinary income to a Trust to the extent of any accrued market discount unless a Trust elects to include market discount in taxable income as it accrues. In the case of a Ginnie Mae, the amount of market discount that is deemed to accrue each month shall generally be the amount of discount that bears the same ratio to the total amount of remaining market discount that the amount of interest paid during the accrual period (each month) bears to the total amount of interest remaining to be paid on the Ginnie Mae as of the beginning of the accrual period.

Each Unitholder of each Trust shall receive an annual statement describing the tax status of the distributions paid by such Trust.

Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding.

A Unitholder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from a Trust which constitute dividends for Federal income tax purposes (other than dividends which a Trust designates as capital gain dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from a Trust that are designated by a Trust as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met (i) the capital gain dividend is not effectively Connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and (iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three years thereafter). Foreign investors should consult their tax advisors with respect to United States tax

GNMA PORTFOLIOS                                                         GNMA-9
consequences of ownership of Units. Units in a Trust and Trust distributions may also be subject to state and local taxation and Unitholders should consult their tax advisors in this regard.

It should be remembered that even if distributions are reinvested, they are still treated as distributions for income tax purposes.

The foregoing discussion relates only to the federal income tax status of the Trusts and to the tax treatment of distributions by the Trusts to United States Unitholders.

ESTIMATE CASH FLOWS TO UNITHOLDERS

The table below sets forth the per Unit estimated monthly distributions of interest and principal to Unitholders. The table assumes a constant prepayment rate on the Initial Date of Deposit. The table also assumes no changes in the current interest rates, no exchanges, redemptions, or sales of the underlying securities prior to their maturity or expected retirement date and assumes that the prepayment rate will not change. To the extent the foregoing assumptions change, actual distributions will vary.

GNMA PORTFOLIO SERIES 8

MONTHLY
-------
                           ESTIMATED        ESTIMATED                                    ESTIMATED        ESTIMATED
                            INTEREST        PRINCIPAL                                     INTEREST        PRINCIPAL
   DATES                  DISTRIBUTION     DISTRIBUTION          DATES                  DISTRIBUTION     DISTRIBUTION
--------------            ------------     ------------       --------------            ------------     ------------
June 1997                   $0.00537        $0.00000          February 2000               $0.04258        $0.08975
July 1997                    0.05368         0.03533          March 2000                   0.04210         0.08907
August 1997                  0.05349         0.03772          April 2000                   0.04162         0.08840
September 1997               0.05329         0.04008          May 2000                     0.04115         0.08773
October 1997                 0.05308         0.04243          June 2000                    0.04068         0.08706
November 1997                0.05285         0.04475          July 2000                    0.04021         0.08640
December 1997                0.05261         0.04705          August 2000                  0.03975         0.08575
                                                              September 2000               0.03929         0.08510
January 1998                 0.05236         0.04933          October 2000                 0.03883         0.08445
February 1998                0.05209         0.05157          November 2000                0.03838         0.08381
March 1998                   0.05181         0.05379          December 2000                0.03793         0.08317
April 1998                   0.05152         0.05598
May 1998                     0.05122         0.05813          January 2001                 0.03748         0.08254
June 1998                    0.05091         0.06026          February 2001                0.03704         0.08191
July 1998                    0.05059         0.06234          March 2001                   0.03660         0.08129
August 1998                  0.05025         0.06439          April 2001                   0.03616         0.08067
September 1998               0.04991         0.06640          May 2001                     0.03573         0.08005
October 1998                 0.04955         0.06838          June 2001                    0.03530         0.07944
November 1998                0.04918         0.07031          July 2001                    0.03487         0.07883
December 1998                0.04881         0.07220          August 2001                  0.03445         0.07823
                                                              September 2001               0.03403         0.07763
January 1999                 0.04842         0.07404          October 2001                 0.03361         0.07704
February 1999                0.04802         0.07584          November 2001                0.03320         0.07645
March 1999                   0.04762         0.07760          December 2001                0.03279         0.07587
April 1999                   0.04720         0.07930
May 1999                     0.04677         0.08096          January 2002                 0.03238         0.07529
June 1999                    0.04634         0.08257          February 2002                0.03198         0.07471
July 1999                    0.04590         0.08413          March 2002                   0.03158         0.07414
August 1999                  0.04544         0.08563          April 2002                   0.03118         0.07357
September 1999               0.04498         0.08709          May 2002                     0.03078         0.07300
October 1999                 0.04452         0.08849          June 2002                    0.03039         0.07244
November 1999                0.04404         0.08984          July 2002                    0.03000         0.07188
December 1999                0.04356         0.09113          August 2002                  0.02962         0.07133
                                                              September 2002               0.02923         0.07078
January 2000                 0.04307         0.09044          October 2002                 0.02885         0.07024

GNMA PORTFOLIOS                                                         GNMA-10

                           ESTIMATED        ESTIMATED                                    ESTIMATED        ESTIMATED
                            INTEREST        PRINCIPAL                                     INTEREST        PRINCIPAL
   DATES                  DISTRIBUTION     DISTRIBUTION          DATES                  DISTRIBUTION     DISTRIBUTION
--------------            ------------     ------------       --------------            ------------     ------------
November 2002               $0.02848        $0.06970          September 2007              $0.01097        $0.04410
December 2002                0.02810         0.06916          October 2007                 0.01073         0.04374
                                                              November 2007                0.01050         0.04339
January 2003                 0.02773         0.06863          December 2007                0.01026         0.04304
February 2003                0.02736         0.06810
March 2003                   0.02700         0.06757          January 2008                 0.01003         0.04269
April 2003                   0.02663         0.06705          February 2008                0.00980         0.04235
May 2003                     0.02627         0.06653          March 2008                   0.00957         0.04201
June 2003                    0.02592         0.06602          April 2008                   0.00935         0.04167
July 2003                    0.02556         0.06550          May 2008                     0.00913         0.04133
August 2003                  0.02521         0.06500          June 2008                    0.00890         0.04100
September 2003               0.02486         0.06449          July 2008                    0.00868         0.04066
October 2003                 0.02452         0.06399          August 2008                  0.00847         0.04033
November 2003                0.02417         0.06350          September 2008               0.00825         0.04001
December 2003                0.02383         0.06300          October 2008                 0.00803         0.03968
                                                              November 2008                0.00782         0.03936
January 2004                 0.02349         0.06251          December 2008                0.00761         0.03904
February 2004                0.02316         0.06203
March 2004                   0.02282         0.06154          January 2009                 0.00740         0.03872
April 2004                   0.02249         0.06107          February 2009                0.00719         0.03840
May 2004                     0.02217         0.06059          March 2009                   0.00699         0.03809
June 2004                    0.02184         0.06012          April 2009                   0.00678         0.03778
July 2004                    0.02152         0.05965          May 2009                     0.00658         0.03747
August 2004                  0.02120         0.05918          June 2009                    0.00638         0.03716
September 2004               0.02088         0.05872          July 2009                    0.00618         0.03686
October 2004                 0.02057         0.05826          August 2009                  0.00598         0.03655
November 2004                0.02025         0.05780          September 2009               0.00578         0.03625
December 2004                0.01994         0.05735          October 2009                 0.00559         0.03595
                                                              November 2009                0.00540         0.03566
January 2005                 0.01963         0.05690          December 2009                0.00520         0.03536
February 2005                0.01933         0.05646
March 2005                   0.01903         0.05601          January 2010                 0.00501         0.03507
April 2005                   0.01872         0.05557          February 2010                0.00483         0.03478
May 2005                     0.01843         0.05514          March 2010                   0.00464         0.03449
June 2005                    0.01813         0.05470          April 2010                   0.00445         0.03421
July 2005                    0.01784         0.05427          May 2010                     0.00427         0.03393
August 2005                  0.01755         0.05385          June 2010                    0.00409         0.03364
September 2005               0.01726         0.05342          July 2010                    0.00391         0.03336
October 2005                 0.01697         0.05300          August 2010                  0.00373         0.03309
November 2005                0.01669         0.05258          September 2010               0.00355         0.03281
December 2005                0.01640         0.05217          October 2010                 0.00338         0.03254
                                                              November 2010                0.00320         0.03227
January 2006                 0.01612         0.05175          December 2010                0.00303         0.03200
February 2006                0.01585         0.05134
March 2006                   0.01557         0.05094          January 2011                 0.00286         0.03173
April 2006                   0.01530         0.05053          February 2011                0.00269         0.03146
May 2006                     0.01502         0.05013          March 2011                   0.00252         0.03120
June 2006                    0.01476         0.04974          April 2011                   0.00235         0.03094
July 2006                    0.01449         0.04934          May 2011                     0.00218         0.03068
August 2006                  0.01422         0.04895          June 2011                    0.00202         0.03042
September 2006               0.01396         0.04856          July 2011                    0.00186         0.03016
October 2006                 0.01370         0.04817          August 2011                  0.00169         0.02991
November 2006                0.01344         0.04779          September 2011               0.00153         0.02966
December 2006                0.01319         0.04741          October 2011                 0.00137         0.02941
                                                              November 2011                0.00122         0.02916
January 2007                 0.01293         0.04703          December 2011                0.00106         0.02891
February 2007                0.01268         0.04665
March 2007                   0.01243         0.04628          January 2012                 0.00090         0.02866
April 2007                   0.01218         0.04591          February 2012                0.00075         0.02842
May 2007                     0.01193         0.04554          March 2012                   0.00060         0.02818
June 2007                    0.01169         0.04518          April 2012                   0.00045         0.02794
July 2007                    0.01145         0.04481          May 2012                     0.00030         0.02770
August 2007                  0.01121         0.04446          June 2012                    0.00015         0.02746

GNMA PORTFOLIOS                                                         GNMA-11

GNMA PORTFOLIO SERIES 9

MONTHLY
-------
                           ESTIMATED        ESTIMATED                                    ESTIMATED        ESTIMATED
                            INTEREST        PRINCIPAL                                     INTEREST        PRINCIPAL
   DATES                  DISTRIBUTION     DISTRIBUTION          DATES                  DISTRIBUTION     DISTRIBUTION
--------------            ------------     ------------       --------------            ------------     ------------
June 1997                   $0.00589        $0.00000          April 2002                  $0.04210        $0.05556
July 1997                    0.05889         0.01021          May 2002                     0.04178         0.05519
August 1997                  0.05883         0.01237          June 2002                    0.04145         0.05482
September 1997               0.05876         0.01453          July 2002                    0.04113         0.05445
October 1997                 0.05867         0.01669          August 2002                  0.04081         0.05409
November 1997                0.05857         0.01884          September 2002               0.04049         0.05372
December 1997                0.05846         0.02099          October 2002                 0.04017         0.05336
                                                              November 2002                0.03986         0.05301
January 1998                 0.05834         0.02313          December 2002                0.03955         0.05265
February 1998                0.05820         0.02526
March 1998                   0.05806         0.02738          January 2003                 0.03924         0.05230
April 1998                   0.05789         0.02948          February 2003                0.03893         0.05195
May 1998                     0.05772         0.03158          March 2003                   0.03862         0.05160
June 1998                    0.05753         0.03365          April 2003                   0.03832         0.05125
July 1998                    0.05734         0.03572          May 2003                     0.03802         0.05091
August 1998                  0.05713         0.03776          June 2003                    0.03772         0.05057
September 1998               0.05690         0.03979          July 2003                    0.03742         0.05023
October 1998                 0.05667         0.04179          August 2003                  0.03712         0.04989
November 1998                0.05642         0.04378          September 2003               0.03683         0.04956
December 1998                0.05617         0.04574          October 2003                 0.03654         0.04923
                                                              November 2003                0.03625         0.04890
January 1999                 0.05590         0.04767          December 2003                0.03596         0.04857
February 1999                0.05562         0.04958
March 1999                   0.05532         0.05147          January 2004                 0.03567         0.04824
April 1999                   0.05502         0.05333          February 2004                0.03539         0.04792
May 1999                     0.05471         0.05515          March 2004                   0.03511         0.04760
June 1999                    0.05438         0.05695          April 2004                   0.03483         0.04728
July 1999                    0.05405         0.05872          May 2004                     0.03455         0.04696
August 1999                  0.05370         0.06045          June 2004                    0.03427         0.04664
September 1999               0.05334         0.06215          July 2004                    0.03400         0.04633
October 1999                 0.05298         0.06382          August 2004                  0.03373         0.04602
November 1999                0.05260         0.06545          September 2004               0.03345         0.04571
December 1999                0.05222         0.06704          October 2004                 0.03319         0.04540
                                                              November 2004                0.03292         0.04510
January 2000                 0.05182         0.06659          December 2004                0.03265         0.04480
February 2000                0.05143         0.06615
March 2000                   0.05104         0.06571          January 2005                 0.03239         0.04450
April 2000                   0.05065         0.06527          February 2005                0.03213         0.04420
May 2000                     0.05027         0.06483          March 2005                   0.03187         0.04390
June 2000                    0.04989         0.06440          April 2005                   0.03161         0.04360
July 2000                    0.04951         0.06397          May 2005                     0.03135         0.04331
August 2000                  0.04913         0.06354          June 2005                    0.03110         0.04302
September 2000               0.04876         0.06311          July 2005                    0.03084         0.04273
October 2000                 0.04839         0.06269          August 2005                  0.03059         0.04244
November 2000                0.04802         0.06227          September 2005               0.03034         0.04216
December 2000                0.04765         0.06186          October 2005                 0.03009         0.04187
                                                              November 2005                0.02985         0.04159
January 2001                 0.04729         0.06144          December 2005                0.02960         0.04131
February 2001                0.04692         0.06103
March 2001                   0.04656         0.06063          January 2006                 0.02936         0.04103
April 2001                   0.04621         0.06022          February 2006                0.02912         0.04076
May 2001                     0.04585         0.05982          March 2006                   0.02888         0.04048
June 2001                    0.04550         0.05942          April 2006                   0.02864         0.04021
July 2001                    0.04515         0.05902          May 2006                     0.02840         0.03994
August 2001                  0.04480         0.05863          June 2006                    0.02817         0.03967
September 2001               0.04446         0.05823          July 2006                    0.02793         0.03940
October 2001                 0.04411         0.05784          August 2006                  0.02770         0.03914
November 2001                0.04377         0.05746          September 2006               0.02747         0.03888
December 2001                0.04344         0.05707          October 2006                 0.02724         0.03861
                                                              November 2006                0.02701         0.03835
January 2002                 0.04310         0.05669          December 2006                0.02679         0.03809
February 2002                0.04277         0.05631
March 2002                   0.04243         0.05593          January 2007                 0.02656         0.03784

GNMA PORTFOLIOS                                                         GNMA-12

                           ESTIMATED        ESTIMATED                                    ESTIMATED        ESTIMATED
                            INTEREST        PRINCIPAL                                     INTEREST        PRINCIPAL
   DATES                  DISTRIBUTION     DISTRIBUTION          DATES                  DISTRIBUTION     DISTRIBUTION
--------------            ------------     ------------       --------------            ------------     ------------
February 2007               $0.02634        $0.03758         $March 2012                  $0.01525        $0.02483
March 2007                   0.02612         0.03733          April 2012                   0.01510         0.02466
April 2007                   0.02590         0.03708          May 2012                     0.01495         0.02449
May 2007                     0.02568         0.03683          June 2012                    0.01481         0.02432
June 2007                    0.02546         0.03658          July 2012                    0.01467         0.02416
July 2007                    0.02525         0.03633          August 2012                  0.01453         0.02399
August 2007                  0.02503         0.03609          September 2012               0.01438         0.02383
September 2007               0.02482         0.03584          October 2012                 0.01424         0.02367
October 2007                 0.02461         0.03560          November 2012                0.01410         0.02350
November 2007                0.02440         0.03536          December 2012                0.01397         0.02334
December 2007                0.02419         0.03512
                                                              January 2013                 0.01383         0.02318
January 2008                 0.02399         0.03489          February 2013                0.01369         0.02303
February 2008                0.02378         0.03465          March 2013                   0.01356         0.02287
March 2008                   0.02358         0.03442          April 2013                   0.01342         0.02271
April 2008                   0.02337         0.03418          May 2013                     0.01329         0.02256
May 2008                     0.02317         0.03395          June 2013                    0.01315         0.02240
June 2008                    0.02297         0.03372          July 2013                    0.01302         0.02225
July 2008                    0.02277         0.03350          August 2013                  0.01289         0.02210
August 2008                  0.02258         0.03327          September 2013               0.01276         0.02195
September 2008               0.02238         0.03304          October 2013                 0.01263         0.02180
October 2008                 0.02219         0.03282          November 2013                0.01250         0.02165
November 2008                0.02199         0.03260          December 2013                0.01238         0.02150
December 2008                0.02180         0.03238
                                                              January 2014                 0.01225         0.02135
January 2009                 0.02161         0.03216          February 2014                0.01212         0.02121
February 2009                0.02142         0.03194          March 2014                   0.01200         0.02106
March 2009                   0.02123         0.03173          April 2014                   0.01188         0.02092
April 2009                   0.02105         0.03151          May 2014                     0.01175         0.02077
May 2009                     0.02086         0.03130          June 2014                    0.01163         0.02063
June 2009                    0.02068         0.03109          July 2014                    0.01151         0.02049
July 2009                    0.02049         0.03088          August 2014                  0.01139         0.02035
August 2009                  0.02031         0.03067          September 2014               0.01127         0.02021
September 2009               0.02013         0.03046          October 2014                 0.01115         0.02007
October 2009                 0.01995         0.03025          November 2014                0.01103         0.01993
November 2009                0.01977         0.03005          December 2014                0.01091         0.01980
December 2009                0.01960         0.02984
                                                              January 2015                 0.01080         0.01966
January 2010                 0.01942         0.02964          February 2015                0.01068         0.01953
February 2010                0.01925         0.02944          March 2015                   0.01057         0.01939
March 2010                   0.01907         0.02924          April 2015                   0.01045         0.01926
April 2010                   0.01890         0.02904          May 2015                     0.01034         0.01913
May 2010                     0.01873         0.02885          June 2015                    0.01023         0.01899
June 2010                    0.01856         0.02865          July 2015                    0.01011         0.01886
July 2010                    0.01839         0.02846          August 2015                  0.01000         0.01873
August 2010                  0.01822         0.02826          September 2015               0.00989         0.01861
September 2010               0.01806         0.02807          October 2015                 0.00978         0.01848
October 2010                 0.01789         0.02788          November 2015                0.00967         0.01835
November 2010                0.01773         0.02769          December 2015                0.00957         0.01822
December 2010                0.01756         0.02750
                                                              January 2016                 0.00946         0.01810
January 2011                 0.01740         0.02732          February 2016                0.00935         0.01797
February 2011                0.01724         0.02713          March 2016                   0.00925         0.01785
March 2011                   0.01708         0.02695          April 2016                   0.00914         0.01773
April 2011                   0.01692         0.02676          May 2016                     0.00904         0.01760
May 2011                     0.01676         0.02658          June 2016                    0.00893         0.01748
June 2011                    0.01661         0.02640          July 2016                    0.00883         0.01736
July 2011                    0.01645         0.02622          August 2016                  0.00873         0.01724
August 2011                  0.01630         0.02604          September 2016               0.00863         0.01712
September 2011               0.01614         0.02586          October 2016                 0.00853         0.01701
October 2011                 0.01599         0.02569          November 2016                0.00843         0.01689
November 2011                0.01584         0.02551          December 2016                0.00833         0.01677
December 2011                0.01569         0.02534
                                                              January 2017                 0.00823         0.01666
January 2012                 0.01554         0.02517          February 2017                0.00813         0.01654
February 2012                0.01539         0.02500          March 2017                   0.00803         0.01643

GNMA PORTFOLIOS                                                         GNMA-13

                           ESTIMATED        ESTIMATED                                    ESTIMATED        ESTIMATED
                            INTEREST        PRINCIPAL                                     INTEREST        PRINCIPAL
   DATES                  DISTRIBUTION     DISTRIBUTION          DATES                  DISTRIBUTION     DISTRIBUTION
--------------            ------------     ------------       --------------            ------------     ------------
April 2017                  $0.00793        $0.01631          June 2022                   $0.00308        $0.01056
May 2017                     0.00784         0.01620          July 2022                    0.00302         0.01048
June 2017                    0.00774         0.01609          August 2022                  0.00296         0.01041
July 2017                    0.00765         0.01598          September 2022               0.00290         0.01034
August 2017                  0.00755         0.01587          October 2022                 0.00284         0.01026
September 2017               0.00746         0.01576          November 2022                0.00278         0.01019
October 2017                 0.00737         0.01565          December 2022                0.00272         0.01012
November 2017                0.00728         0.01554
December 2017                0.00718         0.01543          January 2023                 0.00266         0.01005
                                                              February 2023                0.00260         0.00998
January 2018                 0.00709         0.01532          March 2023                   0.00254         0.00990
February 2018                0.00700         0.01522          April 2023                   0.00248         0.00983
March 2018                   0.00691         0.01511          May 2023                     0.00242         0.00976
April 2018                   0.00682         0.01501          June 2023                    0.00237         0.00969
May 2018                     0.00674         0.01490          July 2023                    0.00231         0.00963
June 2018                    0.00665         0.01480          August 2023                  0.00225         0.00956
July 2018                    0.00656         0.01470          September 2023               0.00220         0.00949
August 2018                  0.00647         0.01459          October 2023                 0.00214         0.00942
September 2018               0.00639         0.01449          November 2023                0.00208         0.00935
October 2018                 0.00630         0.01439          December 2023                0.00203         0.00929
November 2018                0.00622         0.01429
December 2018                0.00613         0.01419          January 2024                 0.00197         0.00922
                                                              February 2024                0.00192         0.00916
January 2019                 0.00605         0.01409          March 2024                   0.00187         0.00909
February 2019                0.00597         0.01400          April 2024                   0.00181         0.00902
March 2019                   0.00589         0.01390          May 2024                     0.00176         0.00896
April 2019                   0.00580         0.01380          June 2024                    0.00171         0.00890
May 2019                     0.00572         0.01370          July 2024                    0.00165         0.00883
June 2019                    0.00564         0.01361          August 2024                  0.00160         0.00877
July 2019                    0.00556         0.01351          September 2024               0.00155         0.00871
August 2019                  0.00548         0.01342          October 2024                 0.00150         0.00864
September 2019               0.00540         0.01333          November 2024                0.00145         0.00858
October 2019                 0.00532         0.01323          December 2024                0.00140         0.00852
November 2019                0.00525         0.01314
December 2019                0.00517         0.01305          January 2025                 0.00135         0.00846
                                                              February 2025                0.00130         0.00840
January 2020                 0.00509         0.01296          March 2025                   0.00125         0.00834
February 2020                0.00502         0.01287          April 2025                   0.00120         0.00828
March 2020                   0.00494         0.01278          May 2025                     0.00115         0.00822
April 2020                   0.00487         0.01269          June 2025                    0.00110         0.00816
May 2020                     0.00479         0.01260          July 2025                    0.00105         0.00810
June 2020                    0.00472         0.01251          August 2025                  0.00101         0.00804
July 2020                    0.00464         0.01242          September 2025               0.00096         0.00798
August 2020                  0.00457         0.01234          October 2025                 0.00091         0.00793
September 2020               0.00450         0.01225          November 2025                0.00087         0.00787
October 2020                 0.00442         0.01216          December 2025                0.00082         0.00781
November 2020                0.00435         0.01208
December 2020                0.00428         0.01199          January 2026                 0.00077         0.00776
                                                              February 2026                0.00073         0.00770
January 2021                 0.00421         0.01191          March 2026                   0.00068         0.00764
February 2021                0.00414         0.01183          April 2026                   0.00064         0.00759
March 2021                   0.00407         0.01174          May 2026                     0.00059         0.00753
April 2021                   0.00400         0.01166          June 2026                    0.00055         0.00748
May 2021                     0.00393         0.01158          July 2026                    0.00050         0.00742
June 2021                    0.00387         0.01150          August 2026                  0.00046         0.00737
July 2021                    0.00380         0.01141          September 2026               0.00042         0.00732
August 2021                  0.00373         0.01133          October 2026                 0.00037         0.00726
September 2021               0.00366         0.01125          November 2026                0.00033         0.00721
October 2021                 0.00360         0.01118          December 2026                0.00029         0.00716
November 2021                0.00353         0.01110
December 2021                0.00347         0.01102          January 2027                 0.00025         0.00711
                                                              February 2027                0.00020         0.00705
January 2022                 0.00340         0.01094          March 2027                   0.00016         0.00700
February 2022                0.00334         0.01086          April 2027                   0.00012         0.00695
March 2022                   0.00327         0.01079          May 2027                     0.00008         0.00690
April 2022                   0.00321         0.01071          June 2027                    0.00004         0.00685
May 2022                     0.00315         0.01063

GNMA PORTFOLIOS                                                         GNMA-14

THE U.S. TREASURY PORTFOLIO SERIES

THE TRUST PORTFOLIO

U.S. Treasury Portfolio Series 19 was formed for the purpose of providing safety of capital and investment flexibility through an investment in a portfolio of U.S. Treasury Obligations that is backed by the full faith and credit of the United States government. The U.S. Treasury Portfolio Series was also formed for the purpose of providing protection against changes in interest rates and also passing through to Unitholders in all states the exemption from state personal income taxes afforded to direct owners of U.S. obligations. The value of the Units, the estimated current return and estimated long-term return to new purchasers will fluctuate with the value of the Securities included in a portfolio which will generally increase or decrease inversely with changes in interest rates.

The U.S. Treasury Portfolio Series may be an appropriate investment vehicle for investors who desire to participate in a portfolio of taxable, fixed income securities offering the safety of capital provided by an investment backed by the full faith and credit of the United States. In addition, many investors may benefit from the exemption from state and local personal income taxes that will pass through the U.S. Treasury Portfolio Series to Unitholders in virtually all states.

In selecting U.S. Treasury Obligations for deposit in the U.S. Treasury Portfolio Series, the following factors, among others were, considered by the
Sponsor: (a) the types of such obligations available; (b) the prices and yields of such obligations relative to other comparable obligations, including the extent to which such obligations are traded at a premium or at a discount from par; and (c) the maturities of such obligations.

RISK FACTORS

The Securities are direct obligations of the United States and are backed by its full faith and credit although the Units of a Trust are not so backed. The Securities are not rated but in the opinion of the Sponsor have credit characteristics comparable to those of securities rated "AAA" by nationally recognized rating agencies.

An investment in Units of a Trust should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail, including the risk that the value of the Securities and hence the Units will decline with increases in interest rates. The high inflation of past years, together with the fiscal measures adopted to attempt to deal with it, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future. For a discussion of other considerations associated with an investment in Units, see "General Information--Trust Information."

U.S. TREASURY PORTFOLIO SERIES                                            US-1

RANSON UNIT INVESTMENT TRUST, SERIES 58

U.S. TREASURY PORTFOLIO, SERIES 19
PORTFOLIO AS OF THE INITIAL DATE OF DEPOSIT: MAY 22, 1997

                                                         Cost of
    Face                                               Securities
   Amount           Coupon         Maturities          to Trust(1)
------------------------------------------------------------------
$  100,000          6.125%          7/31/2000          $  99,188
   100,000          6.625           7/31/2001            100,375
   100,000          6.375           8/15/2002             99,531
    85,000          5.750           8/15/2003             81,441
 15,000(2)          0.000           8/15/2003             10,031
   100,000          7.250           8/15/2004            103,297
$  500,000                                             $ 493,863

--------------------

See "Notes to Portfolio."








U.S. TREASURY PORTFOLIO SERIES                                            US-2

NOTES TO PORTFOLIO:

(1) Some Securities may be represented by contracts to purchase such Securities. During the initial offering period, evaluations of Securities are made on the basis of current offering side evaluations of the Securities. The aggregate offering price is greater than the aggregate bid price of the Securities, which is the basis on which Redemption Prices will be determined for purposes of redemption of Units after the initial offering period. Other information regarding the Securities at the opening of business on the Initial Date of Deposit, is as follows:

                                                     U.S.
                                                  Treasury
                                                  Series 19
                                                -------------
     Cost of Securities to Sponsor              $     493,333
     Profit or (Loss) to Sponsor                $         530
     Annual Interest Income to Trust            $      31,263
     Bid Side Value of Securities               $     493,045

(2) This Security has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Securities which pay no interest are normally described as "zero coupon" Securities. Over the life of Securities purchased at a deep discount the value of such Securities will increase such that upon maturity the holders of such securities will receive 100% of the principal amount thereof.






U.S. TREASURY PORTFOLIO SERIES                                            US-3

FEDERAL TAX STATUS

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

(1) Each Trust is not an association taxable as a corporation for Federal income tax purposes and each Unitholder will be treated as the owner of a pro rata portion of such Trust under the Internal Revenue Code of 1986, as amended (the "Code") and income of such Trust will be treated as the income of the Unitholders under the Code. Each Unitholder will be considered to have received his or her pro rata share of income derived from each Trust asset when such income is considered to be received by the Trust.

(2) Each Unitholder will have a taxable event when a Trust disposes of a U.S. Treasury Obligation, or when the Unitholder redeems or sells his Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by a Trust, if any, on U.S. Treasury
Obligations delivered after the Unitholders pay for their Units to the extent that such interest accrued on such U.S. Treasury Obligations before the date the Trust acquired ownership of the U.S. Treasury
Obligations (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. It should be noted that certain legislative proposals have been made which could effect the calculation of basis for Unitholders holding securities that are substantially identical to the Securities. Unitholders should consult their own tax advisors with regard to calculation of basis. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of U.S. Treasury Obligations (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount, amortized bond premium and accrued market discount (if the Unitholder has elected to include such market discount in income as it accrues), if any) is determined by apportioning the cost of the Units among each of a Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax basis reduction requirements of said Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to his original cost.

(3) Certain Trusts may contain "zero coupon" Stripped Treasury Securities. The basis of each Unit and of each U.S. Treasury Obligation which was issued with original issue discount must be increased by the amount of accrued original issue discount and the basis of each unit and of each U.S. Treasury Obligation which was purchased by a Trust at a premium must be reduced by the annual amortization of bond premium which the Unitholder has properly elected to amortize under Section 171 of the Code. The Stripped Treasury Securities held by a Trust are treated as bonds that were originally issued at an original issue discount provided, pursuant to a Treasury Regulation (the "Regulation") issued on December
28, 1992, that the amount of original issue discount determined under
Section 1286 of the Code is not less than a "de minimis" amount as determined thereunder. Because the Stripped Treasury Securities represent interests in "stripped" U.S. Treasury bonds, a Unitholder's initial cost for his pro rata portion of each Stripped Treasury Security held by a Trust (determined at the time he acquires his Units, in the manner described above) will be treated as its "purchase price" by the Unitholder. Original issue discount is effectively treated as interest for Federal income tax purposes, and the amount of original issue

U.S. TREASURY PORTFOLIO SERIES                                            US-4
discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the Stripped Treasury Securities held by a Trust as such original issue discount accrues and will, in general, be subject to Federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year to the extent it is not less than a "de minimis" amount as determined under the Regulation. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. In the case of the Stripped Treasury Securities, this method will generally result in an increase amount of income to the Unitholders each year. Unitholders should consult their tax advisers regarding the Federal income tax consequences and accretion of original issue discount.

(4) The Unitholder's aliquot share of the total proceeds received on the disposition of, or principal paid with respect to, a U.S. Treasury Obligation held by a Trust will constitute ordinary income (which will be treated as interest income for most purposes) to the extent it does not exceed the accrued market discount on such U.S. Treasury Obligation that has not previously been included in taxable income by such Unitholder. A Unitholder may generally elect to include market discount in income as such discount accrues. In generally, market discount is the excess, if any, of the Unitholder's pro rata portion of the outstanding principal balance of a U.S. Treasury Obligation over the Unitholder's initial tax basis for such pro rata portion, determined at the time such Unitholder acquires his Units. However, market discount with respect to any U.S. Treasury Obligation will generally be considered zero if it amounts to less than .025% of the obligation's stated redemption price at maturity times the number of years to maturity. The market discount rules do not apply to Stripped Treasury Securities because they are stripped debt instruments subject to special original issue discount rules as discussed above. If a Unitholder sells his Units, gain, if any, will constitute ordinary income to the extent of the aggregate of the accrued market discount on the Unitholder's pro rata portion of each U.S. Treasury Obligation that is held by a Trust that has not previously been included in taxable income by such Unitholder. In general, market discount accrues on a ratable basis unless the Unitholder elects to accrue such discount on a constant interest rate basis. However, a unitholder should consult his own tax adviser regarding the accrual of market discount. The deduction by a Unitholder for any interest expense incurred to purchase or carry Units will be reduced by the amount of any accrued market discount that has not yet been included in taxable income by such Unitholder. In general, the portion of any interest expense which is not currently deductible would be ultimately deductible when the accrued market discount is included in income. Unitholders should consult their own tax advisers regarding whether an election should be made to include market discount in income as it accrues and as to the amount of interest expense which may not be currently deductible.

(5) The Code provides that "miscellaneous itemized deductions" are allowable only to the extent that they exceed two percent of an individual taxpayer's adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law include a Unitholder's pro rata share of expenses paid by a Trust, including fees of the Trustee and the Evaluator but does not include amortizable bond premium on U.S.
Treasury Obligations held by a Trust.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains

U.S. TREASURY PORTFOLIO SERIES                                            US-5
are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

Legislative proposals have been made that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain as constructive sales for purposes of recognition of gain (but not loss). Unitholders should consult their own tax advisors with regard to any such constructive sales rules.

A Unitholder of a Trust who is not a citizen or resident of the United States or a United States domestic corporation (a "Foreign Investor") will not be subject to U.S. Federal income taxes, including withholding taxes on amounts distributed from such Trust (including any original issue discount) on, or any gain from the sale or other disposition of, his Units or the sale or disposition of any U.S. Treasury Obligations by the Trustee, provided that
(i) the interest income or gain is not effectively connected with the conduct by the Foreign Investor of a trade or business within the United States, (ii) with respect to any gain, the Foreign Investor (if an individual) is not present in the United States for 183 days or more during the taxable year, and (iii) the Foreign Investor provides the required certification of his status and of the matters contained in clauses (i) and (ii) above, and further provided that the exemption from withholding for U.S. Federal income taxes for interest on any U.S. Treasury Obligation shall only apply to the extent the U.S. Treasury Obligation was issued by July 18, 1984.

Unless an applicable treaty exemption applies and proper certification is made, amounts otherwise distributable by the Trust to a Foreign Investor will generally be subject to withholding taxes under Section 1441 of the Code unless the Unitholder timely provides his financial representative or the Trustee with a statement that (i) is signed by the Unitholder under penalties of perjury, (ii) certifies that such Unitholder is not a United States person, or in the case of an individual, that he is neither a citizen nor a resident of the United States, and (iii) provides the name and address of the Unitholder. The statement may be made, at the option of the person otherwise required to withhold, on Form W-8 or on a substitute form that is substantially similar to Form W-8. If the information provided on the statement changes, the beneficial owner must so inform the person otherwise required to withhold within 30 days of such change.

The foregoing discussion relates only to Federal income taxes on distributions by a Trust. Foreign Unitholders should consult their own tax advisers with respect to the foreign and United States tax consequences or ownership of Units.

The Sponsor believes that Unitholders who are individuals will not be subject to any state personal income taxes on the interest received by a Trust and distributed to them. However, Unitholders (including individuals) may be subject to state and local taxes on any capital gains (or market discount treated as ordinary income) derived from a Trust and to other state and local taxes (including corporate income or franchise taxes, personal property or intangibles taxes, and estate or inheritance taxes) on their Units or the income derived therefrom. In addition, individual Unitholders (and any other Unitholders which are not subject to state and local taxes on the interest income derived from a Trust) will probably not be entitled to a deduction for state and local tax purposes for their share of the fees and expenses paid by a Trust, for any amortized bond premium or for any interest on indebtedness incurred to purchase or carry their Units. Therefore, even though the Sponsor believes that interest income from a Trust is exempt from state personal income taxes in all states Unitholders should consult their own tax advisers with respect to state and local taxation.

U.S. TREASURY PORTFOLIO SERIES                                            US-6

It should be remembered that even if distributions are reinvested, they are still treated as distributions for income tax purposes.

It should also be remembered that Unitholders may be required for Federal income tax purposes to include amounts in ordinary gross income in advance of the receipt of the cash attributable to such income.

Each Unitholder (other than a foreign investor who has properly provided the certifications described above) will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder had not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder will be subject to back up withholding.

The market discount rules do not apply to stripped Treasury Securities because they are stripped debt instruments subject to special original issue discount rules. Unitholders should consult their tax advisers as to the amount of original issue discount which accrues.

If a Unitholder does not elect to annually include accrued market discount in taxable income as it accrues, deduction for any interest expense incurred by the Unitholder which is incurred to purchase or carry his Units will be reduced by such accrued market discount. In general, the portion of any interest expense which was not currently deductible would ultimately be deductible when the accrued market discount is included in income. Unitholders should consult their tax advisers regarding whether an election should be made to included market discount in income as it accrues and as to the amount of interest expense which may not be currently deductible.

The tax basis of a Unitholder with respect to his interest in a U.S. Treasury Obligation is increased by the amount of original issue discount (and market discount, if the Unitholder elects to include market discount, if any, on the U.S. Treasury Obligations held by a Trust in income as it accrues) thereon properly included in the Unitholder's gross income as determined for Federal income tax purposes and reduced by the amount of any amortized acquisition premium which the Unitholder has properly elected to amortized under Section 171 of the Code. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of the Trust.

A Unitholder will recognize capital gain (or loss) when all or part of his pro rata interest in a U.S. Treasury Obligation is disposed of in a taxable transaction for an amount greater (or less) than his tax basis thereof. Any gain recognized on a sale or exchange and not constituting a realization of accrued "market discount," and any loss will, under current law, generally be capital gain or loss except in the case of a dealer or financial institution. As previously discussed, gain realized on the disposition of the interest of a Unitholder in any U.S. Treasury Obligation deemed to have been acquired with market discount will be treated as ordinary income to the extent the gain does not exceed the amount of accrued market discount not previously taken into income. Any capital gain or loss arising from the disposition of a U.S. Treasury Obligation by the Trust or the disposition of Units by a Unitholder will be short-term capital gain or loss unless the Unitholder has held his Units for more than one year in which case such capital gain or loss will be long-term. The tax basis reduction requirements of the Code relating to amortization of bond premium may under some circumstances, result in the Unitholder realizing taxable gain when his Units are sold or redeemed for an amount equal to or less than his original costs.

U.S. TREASURY PORTFOLIO SERIES                                            US-7

If a Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all Trust assets including his pro rata portion of the U.S. Treasury Obligations represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unitholder to include market discount in income as it accrues) as previously discussed.

TAX REPORTING AND REALLOCATION

Because each Trust receives interest and makes monthly distributions based upon such Trust's expected total collections of interest and any anticipated expenses, certain tax reporting consequences may arise. Each Trust is required to report Unitholder information to the Internal Revenue Service ("IRS"), based upon the actual collection of interest by such Trust on the securities in such Trust, without regard to such Trust's expenses or to such Trust's payments to Unitholders during the year. If distributions to Unitholders exceed interest collected, the difference will be reported as a return of principal which will reduce a Unitholder's cost basis in its Units (and its pro rata interest in the securities in the Trust). A Unitholder must include in taxable income the amount of income reported by a Trust to the IRS regardless of the amount distributed to such Unitholder. If a Unitholder's share of taxable income exceeds income distributions made by a Trust to such Unitholder, such excess is in all likelihood attributable to the payment of miscellaneous expenses of such Trust which will not be deductible by an individual Unitholder as an itemized deduction except, as discussed above, to the extent that the total amount of certain itemized deductions, such as investment expenses (which would include the Unitholder's share of Trust expenses), tax return preparation fees and employee business expenses, exceeds 2% of such Unitholder's adjusted gross income. Alternatively, in certain cases, such excess may represent an increase in the Unitholder's tax basis in the Units owned. Investors with questions regarding these issues should consult with their tax advisers.

ESTIMATED CASH FLOWS TO UNITHOLDERS

The tables below set forth the per Unit estimated distributions of interest and principal to Unitholders. The tables assume no changes in Trust expenses, no redemptions or sales of the underlying U.S. Treasury Obligations prior to maturity and the receipt of all principal due upon maturity. To the extent the foregoing assumptions change actual distributions will vary.

U.S. TREASURY PORTFOLIO SERIES 19

                                                     Estimated        Estimated        Estimated
                                                      Interest        Principal          Total
                  Dates                             Distribution     Distribution     Distribution
     ---------------------------------------        ------------     ------------     ------------
     June 15, 1997                                    $.00507                           $.00507
     July 15, 1997 to July 15, 2000                   $.05074                           $.05074
     August 15, 2000                                  $.05074          $2.00000         $2.05074
     September 15, 2000 to July 15, 2001              $.04079                           $.04079
     August 15, 2001                                  $.04079          $2.00000         $2.04079
     September 15, 2001 to August 15, 2002            $.03000                           $.03000
     September 15, 2002                               $.03000          $2.00000         $2.03000
     October 15, 2002 to August 15, 2003              $.01963                           $.01963
     September 15, 2003                               $.01963          $2.00000         $2.01963
     October 15, 2003 to August 15, 2004              $.01174                           $.01174
     September 15, 2004                               $.01174          $2.00000         $2.01174

U.S. TREASURY PORTFOLIO SERIES                                            US-8

GENERAL INFORMATION


TRUST INFORMATION

Because certain of the Securities in certain of the Trusts may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for a Trust under a contract, including those securities purchased on a "when, as and if issued" basis ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such Trust.
Securities in certain of the Trust Funds may have been purchased on a "when, as and if issued" or delayed delivery basis with delivery expected to take place after the First Settlement Date. See "Notes to Portfolios" for each Trust. Accordingly, the delivery of such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Municipal Bonds in a Tax-Exempt Portfolio are actually delivered to such Trust after their respective expected dates of delivery, Unitholders who purchase Units in such Trust prior to the date such "when, as and if issued" or "delayed delivery" Municipal Bonds are actually delivered to the Trustee would, to the extent such income is not offset by a reduction in the Trustee's fee (or, to the extent necessary, other expenses), be required to reduce their tax basis in their Units of such Trust since the interest accruing on such Municipal Bonds during the interval between their purchase of Units and the actual delivery of such Municipal Bonds would, for tax purposes, be considered a non-taxable return of principal rather than as tax-exempt interest. The result of such adjustment, if necessary, would be, during the first year only, that the Estimated Long-Term Returns may be, and the Estimated Current Returns would be, slightly lower than those shown herein, assuming such Trust portfolios and estimated annual expenses do not vary. See footnote (4) to "Essential Information." Unitholders of all Trusts will be "at risk" with respect to any "when, as and if issued" or "delayed delivery" Securities included in their respective Trust (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units.

The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a Security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities (i) must be payable in United States currency, (ii) must be purchased at a price that results in a yield to maturity and a current return at least equal to that of the Failed Securities as of the Initial Date of Deposit, (iii) shall not be "when, as and if issued" or restricted securities, (iv) must satisfy any rating criteria for Securities originally included in such Trust, (v) not cause the Units of such Trust to cease to be rated AAA by Standard & Poor's if the Units were so rated on the Initial Date of Deposit and (vi) in the case of Insured Trust Funds must be insured prior to acquisition by a Trust. In connection with an Insured Corporate Series, an Investment Grade Series or High Yield Series, Replacement Securities also must be bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and

GENERAL INFORMATION                                                       GI-1
whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Securities having no warrants or subscription privileges attached and (ii) be issued after July 18, 1984 if interest thereon is United States source income. In connection with a Tax-Exempt Portfolio only, Replacement
Securities must also (i) be tax-exempt bonds issued by the appropriate state or counties, municipalities, authorities or political subdivisions thereof and (ii) have a fixed maturity date of at least 3 years if the bonds are to be deposited in a trust other than a long-term trust or at least 10 years if the bonds are to be deposited in a long-term trust. Whenever a Replacement Security is acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the Trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the Securities in a Trust are acquired, the Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unitholder's investment.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Securities to all Unitholders of the Trust Fund and the Trustee will distribute the principal and accrued interest attributable to such Failed Securities not more than 30 days after the date on which the Trustee would have been required to purchase a Replacement Security. In addition, Unitholders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unitholders of such Trust Fund.

Whether or not a Replacement Security is acquired, an amount equal to the accrued interest (at the coupon rate of the Failed Securities) will be paid to Unitholders of the Trust Fund to the date the Sponsor removes the Failed Securities from the Trust Fund if the Sponsor determines not to purchase a Replacement Security or to the date of substitution if a Replacement Security is purchased. All such interest paid to Unitholders which accrued after the date of settlement for a purchase of Units will be paid by the Sponsor. In the event a Replacement Security could not be acquired by a Trust, the net annual interest income per Unit for such Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered.

Subsequent to the Initial Date of Deposit, a Security may cease to be rated or its rating may be reduced below any minimum required as of the Initial Date of Deposit. Neither event requires the elimination of such investment from a Trust, but may be considered in the Sponsor's determination to direct the Trustee to dispose of such investment. See "General Information-- Investment Supervision."

The Sponsor may not alter the portfolio of a Trust except upon the happening of certain extraordinary circumstances. See "General Information--Investment Supervision." Certain of the Securities may be subject to optional call or mandatory redemption pursuant to sinking fund provisions, in each case prior to their stated maturity. A bond subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer, often at a premium over par. A refunding is a method by which a bond issue is redeemed, at or before maturity, by the proceeds of a new bond issue. A bond subject to sinking fund redemption is one which is subject to partial call from time to time at par with proceeds from a fund accumulated for the scheduled retirement of a portion of an issue to maturity. Special or extraordinary redemption provisions may provide for redemption at par of all or a portion of an issue upon the occurrence of certain circumstances, which may be prior to the optional call dates shown under "Portfolio" for each

GENERAL INFORMATION                                                       GI-2

Trust. Redemption pursuant to optional call provisions is more likely to occur, and redemption pursuant to special or extraordinary redemption provisions may occur, when the Securities have an offering side evaluation which represents a premium over par, that is, when they are able to be refinanced at a lower cost. The proceeds from any such call or redemption pursuant to sinking fund provisions, as well as proceeds from the sale of Securities and from Securities which mature in accordance with their terms from a Trust, unless utilized to pay for Units tendered for redemption, will be distributed to Unitholders of such Trust and will not be used to purchase additional Securities for such Trust. Accordingly, any such call, redemption, sale or maturity will reduce the size and diversity of a Trust and the net annual interest income of such Trust and may reduce the Estimated Current Return and the Estimated Long-Term Return. See "General Information--Interest, Estimated Long-Term Return and Estimated Current Return." The call, redemption, sale or maturity of Securities also may have tax consequences to a Unitholder. See "Federal Tax Status" for each Trust. Information with respect to the call provisions and maturity dates of the Securities is contained in "Portfolio" for each Trust.

Each Unit of a Trust represents an undivided fractional interest in the Securities deposited therein, in the ratio shown under "Essential Information." Units may be purchased and certificates, if requested, will be issued in denominations of one Unit or any multiple or fraction thereof, subject to each Trust's minimum investment requirement of one Unit. Fractions of Units will be computed to three decimal points. To the extent that Units of a Trust are redeemed, the principal amount of Securities in such Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of such Trust will increase. See "General Information-- Redemption."

Certain of the Securities in certain of the Trusts may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased and deposited in the Trusts were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. A discount security held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and loss in the form of tax-exempt interest income than a comparable security newly issued at current market rates. See "Federal Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities.

Certain of the Securities in certain of the Trust Funds may be "zero coupon" bonds, i.e., an original issue discount bond that does not provide for the payment of current interest. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable

GENERAL INFORMATION                                                       GI-3
to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest currently. For the Federal tax consequences of original issue discount securities such as the zero coupon bonds, see "Federal Tax Status" for each Trust.

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Security which might reasonably be expected to have a material adverse effect on the Trust Funds. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Securities. The Sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust Funds. The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Security.

RETIREMENT PLANS

Units of the Trusts (other than a Tax-Exempt Portfolio) may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The Trusts will waive the $1,000 minimum investment requirement for IRA accounts. The minimum investment is $250 for tax-deferred plans such as IRA accounts. Fees and charges with respect to such plans may vary.

The Trustee has agreed to act as custodian for certain retirement plan accounts. An annual fee of $12.00 per account, if not paid separately, will be assessed by the Trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the Trustee to act as custodian must complete an Ranson UIT/IRA application and forward it along with a check made payable to The Bank of New York. Certificates for Individual Retirement Accounts cannot be issued.

DISTRIBUTION REINVESTMENT

Each Unitholder of a Trust may elect to have distributions of principal (including capital gains, if any) or interest or both automatically invested without charge in shares of any mutual fund which is registered in such Unitholder's state of residence and is underwritten or advised by Zurich Kemper Investments, Inc. (the "Kemper Funds"), other than those Kemper Funds sold with a contingent deferred sales charge.

If individuals indicate they wish to participate in the Reinvestment Program but do not designate a reinvestment fund, the Program Agent referred to below will contact such individuals to determine which reinvestment fund or funds they wish to elect. Since the portfolio securities and investment objectives of such Kemper Funds generally will differ significantly from that of the Trusts, Unitholders should carefully consider the consequences before selecting such Kemper Funds for reinvestment. Detailed information with respect to the investment objectives and the management of the Funds is contained in their respective prospectuses, which can be obtained from the

GENERAL INFORMATION                                                       GI-4

Sponsor upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest. Unitholders who desire to have such distributions automatically reinvested should inform their broker at the time of purchase or should file with the Program Agent a written notice of election.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the Record Date applicable to any distribution in order to be in effect for such Record Date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent. See "General Information--Unitholders-- Distributions to Unitholders."

The Program Agent is The Bank of New York. All inquiries concerning participation in distribution reinvestment should be directed to the Program Agent at its corporate trust office.



INTEREST, ESTIMATED LONG-TERM RETURN AND ESTIMATED CURRENT RETURN

As of the opening of business on the Initial Date of Deposit, the Estimated Long-Term Return and the Estimated Current Return, if applicable, for each Trust were as set forth in the "Essential Information" for each Trust. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of the Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and accrued interest; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements or average life of all of the Securities in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while Estimated Current Return calculations include only net annual interest income and Public Offering Price.

In order to acquire certain of the Securities contracted for by a Trust, it may be necessary for the Sponsor or Trustee to pay on the dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amount which will be made available in the letter of credit furnished by the Sponsor on the Initial Date of Deposit. The Trustee has agreed to pay any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the Securities deposited in that Trust.

Payments received in respect of mortgages underlying Ginnie Maes in each series of a GNMA Portfolio will consist of a portion representing interest and a portion representing principal. Although the aggregate monthly payment made by the obligor on each mortgage remains constant (aside from optional prepayments of principal), in the early years most of each such payment will represent interest, while in later years, the proportion representing

GENERAL INFORMATION                                                       GI-5
interest will decline and the proportion representing principal will increase. However, by reason of optional prepayments, principal payments in the earlier years on mortgages underlying Ginnie Maes may be substantially in excess of those required by the amortization schedules of such mortgages. Therefore, principal payments in later years may be substantially less since the aggregate unpaid principal balances of such underlying mortgages may have been greatly reduced. To the extent that the underlying mortgages bearing higher interest rates in a GNMA Portfolio are prepaid faster than the other underlying mortgages, the net annual interest rate per Unit and the Estimated Current Return on the Units of a GNMA Portfolio can be expected to decline. Monthly payments to the Unitholders of a GNMA Portfolio will reflect all of these factors.

MARKET FOR UNITS

After the initial offering period, while not obligated to do so, the Sponsor intends to, and certain of the Underwriters may, subject to change at any time, maintain a market for Units of the Trust Funds offered hereby and to continuously offer to purchase said Units at prices, determined by the Evaluator, based on the aggregate bid prices of the underlying Securities in such Trusts, together with accrued interest to the expected dates of settlement. To the extent that a market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate offering side evaluation of the Securities in the Trusts. The aggregate bid prices of the underlying Securities in each Trust are expected to be less than the related aggregate offering prices (which is the evaluation method used during the initial public offering period). Accordingly, Unitholders who wish to dispose of their Units should inquire of their bank or broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

The offering price of any Units resold by the Sponsor or Underwriters will be in accord with that described in the currently effective Prospectus describing such Units. Any profit or loss resulting from the resale of such Units will belong to the Sponsor and/or the Underwriters. The Sponsor and/or the Underwriters may suspend or discontinue purchases of Units of any Trust if the supply of Units exceeds demand, or for other business reasons.

REDEMPTION

A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee, The Bank of New York, 101 Barclay Street, New York, New York 10286, and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, properly endorsed or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $500 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the

GENERAL INFORMATION                                                       GI-6
certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.

Redemption shall be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the Redemption Price for such Trust, determined as set forth below under "Computation of Redemption Price," as of the evaluation time stated under "Essential Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be canceled and any undivided fractional interest in the Trust extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Securities in the Trust at the time of redemption.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a certain percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing interest shall be withdrawn from the Interest Account for such Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Principal Account for such Trust. The Trustee is empowered to sell Securities for a Trust in order to make funds available for the redemption of Units of such Trust. Such sale may be required when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. To the extent Securities are sold, the size and diversity of a Trust will be reduced.

In the case of a U.S. Treasury Portfolio or a GNMA Portfolio, Securities will be sold by the Trustee so as to maintain, as closely as practicable, the original percentage relationship between the principal amounts of the Securities in such Trusts. The Securities to be sold for purposes of redeeming Units will be selected from a list supplied by the Sponsor. The Securities will be chosen for this list by the Sponsor on the basis of such market and credit factors as it may determine are in the best interests of such Trusts. Provision is made under the related Trust Agreements for the Sponsor to specify minimum face amounts in which blocks of Securities are to be sold in order to obtain the best price available. While such minimum amounts may vary from time to time in accordance with market conditions, it is anticipated that the minimum face amounts which would be specified would range from $25,000 to $100,000. Sales may be required at a time when the Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum principal amount in which U.S. Treasury Obligations and Ginnie Maes may be required to be sold, the proceeds of such sales may exceed the amount necessary for payment of Units redeemed. To the extent not used to meet other redemption requests in such Trusts, such excess proceeds will be distributed pro rata to all remaining Unitholders of record of such Trusts, unless reinvested in substitute Securities. See "General Information--Investment Supervision."


GENERAL INFORMATION                                                       GI-7

The Trustee is irrevocably authorized in its discretion, if an Underwriter does not elect to purchase any Unit tendered for redemption, in lieu of redeeming such Units, to sell such Units in the over-the-counter market for the account of tendering Unitholders at prices which will return to the Unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Units. In the event of any such sale, the Trustee shall pay the net proceeds thereof to the Unitholders on the day they would otherwise be entitled to receive payment of the Redemption Price.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the Trustee of Securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying Securities in accordance with the Trust Agreements; or (3) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Computation of Redemption Price. The Redemption Price for Units of each Trust is computed by the Evaluator as of the evaluation time stated under "Essential Information" next occurring after the tendering of a Unit for redemption and on any other business day desired by it, by:

A. adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities; (2) the aggregate value of each issue of the Securities (including "when issued" contracts, if any) held in the Trust as determined by the Evaluator on the basis of bid prices therefor; and (3) interest accrued and unpaid on the Securities in the Trust as of the date of computation;

B. deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the Trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account described under "General Information--Expenses of the Trusts"; (2) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees and any insurance costs), the Evaluator, the Sponsor and bond counsel, if any; (3) cash held for distribution to Unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the Trust; and

C. finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof.

UNITHOLDERS

Ownership of Units. Ownership of Units of any Trust will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Certificates, if issued, will be so noted on the confirmation statement sent to the Underwriter and broker. Non-receipt of such certificate(s) must be reported to the Trustee within one year; otherwise, a 2% surety bond fee will be required for replacement.

GENERAL INFORMATION                                                       GI-8

Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee.

Units may be purchased and certificates, if requested will be issued in denominations of one Unit subject to each Trust's minimum investment requirement of 100 Units or any whole Unit multiple thereof subject to any minimum requirement established by the Sponsor from time to time. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the Trustee. The Trustee may require a Unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 3% of the market value of the Units), affidavit of loss, evidence of ownership and payment of expenses incurred.

Distributions to Unitholders. Interest received by each Trust, including any portion of the proceeds from a disposition of Securities which represents accrued interest, is credited by the Trustee to the Interest Account for such Trust. All other receipts are credited by the Trustee to a separate Principal Account for the Trust. The Trustee normally has no cash for distribution to Unitholders until it receives interest payments on the Securities in the Trust. Since interest usually is paid semiannually (monthly in the case of a GNMA Portfolio), during the initial months of the Trusts, the Interest Account of each Trust, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. On the dates set forth under "Essential Information" for each Trust, the Trustee will commence distributions, in part from funds advanced by the Trustee.

Thereafter, assuming the Trust retains its original size and composition, after deduction of the fees and expenses of the Trustee, the Sponsor and Evaluator and reimbursements (without interest) to the Trustee for any amounts advanced to a Trust, the Trustee will normally distribute on each Interest Distribution Date (the fifteenth of the month) or shortly thereafter to Unitholders of record of such Trust on the preceding Record Date (which is the first day of each month). Unitholders of the Trusts will receive an amount substantially equal to one-twelfth of such holders' pro rata share of the estimated net annual interest income to the Interest Account of such Trust. However, interest earned at any point in time will be greater than the amount actually received by the Trustee and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is added to the daily value of the Units. If Unitholders of a Trust sell or redeem all or a portion of their Units, they will be paid their proportionate share of the accrued interest of such Trust to, but not including, the third business day after the date of a sale or to the date of tender in the case of a redemption.

In order to equalize distributions and keep the undistributed interest income of the Trusts at a low level, all Unitholders of record in such Trust on the first Record Date will receive an interest distribution on the first Interest

GENERAL INFORMATION                                                       GI-9

Distribution Date. Because the period of time between the first Interest Distribution Date and the regular distribution dates may not be a full period, the first regular distributions may be partial distributions.

Unitholders of a U.S. Treasury Portfolio which contains Stripped Treasury Securities should note that Stripped Treasury Securities are sold at a deep discount because the buyer of those securities obtains only the right to receive a future fixed payment on the security and not any rights to periodic interest payments thereon. Purchasers of these Securities acquire, in effect, discount obligations that are economically identical to the "zero-coupon bonds" that have been issued by corporations. Zero coupon bonds are debt obligations which do not make any periodic payments of interest prior to maturity and accordingly are issued at a deep discount. Under generally accepted accounting principles, a holder of a security purchased at a discount normally must report as an item of income for financial accounting purposes the portion of the discount attributable to the applicable reporting period. The calculation of this attributable income would be made on the "interest" method which generally will result in a lesser amount of includible income in earlier periods and a correspondingly larger amount in later periods. For Federal income tax purposes, the inclusion will be on a basis that reflects the effective compounding of accrued but unpaid interest effectively represented by the discount. Although this treatment is similar to the "interest" method described above, the "interest" method may differ to the extent that generally accepted accounting principles permit or require the inclusion of interest on the basis of a compounding period other than the semi-annual period. See "Federal Tax Status" for the U.S. Treasury Portfolios, if any.

Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. Since interest on Bonds in the Trusts is payable at varying intervals, usually in semi-annual installments, and distributions of income are made to Unitholders at different intervals from receipt of interest, the interest accruing to a Trust may not be equal to the amount of money received and available for distribution from the Interest Account. Therefore, on each Distribution Date the amount of interest actually deposited in the Interest Account of a Trust and available for distribution may be slightly more or less than the interest distribution made. In order to eliminate fluctuations in interest distributions resulting from such variances, the Trustee is authorized by the Trust Agreements to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee will be reimbursed, without interest, for any such advances from funds available in the Interest Account for such Trust.

The Trustee will distribute on each Distribution Date or shortly thereafter, to each Unitholder of record of a Trust on the preceding Record Date, an amount substantially equal to such holder's pro rata share of the cash balance, if any, in the Principal Account of such Trust computed as of the close of business on the preceding Record Date. However, no distribution will be required if the balance in the Principal Account is less than $.01 per Unit. Notwithstanding the foregoing, the Trustee will make a distribution to Unitholders of all principal relating to maturing U.S. Treasury Obligations in any U.S. Treasury Portfolio or GNMA Portfolio within twelve business days of the date of such maturity.

In connection with GNMA Portfolios only, the terms of the Ginnie Maes provide for payment to the holders thereof (including a GNMA Portfolio) on the fifteenth day of each month of amounts collected by or due to the issuers thereof with respect to the underlying mortgages during the preceding month. The Trustee will collect the interest due a GNMA Portfolio on the Securities therein as it becomes payable and credit such interest to a separate Interest Account for such GNMA Portfolio created by the Indenture. Distributions will be made to each Unitholder of record of a GNMA Portfolio on the appropriate

GENERAL INFORMATION                                                       GI-10

Distribution Date (see "Essential Information") and will consist of an amount substantially equal to such Unitholder's pro rata share of the cash balances, if any, in the Interest Account, the Principal Account and any Capital Gains Account of such GNMA Portfolio, computed as of the close of business on the preceding Record Date.

Statements to Unitholders. With each distribution, the Trustee will furnish or cause to be furnished to each Unitholder a statement of the amount of interest and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit.

The accounts of each Trust are required to be audited annually, at the Trust's expense, by independent auditors designated by the Sponsor, unless the Sponsor determines that such an audit would not be in the best interest of the Unitholders of such Trust. The accountants' report will be furnished by the Trustee to any Unitholder of such Trust upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unitholder of a Trust a statement, covering the calendar year, setting forth for the applicable Trust:

A.  As to the Interest Account:

     1. The amount of interest received on the Securities (and for Tax-Exempt Portfolios, the percentage of such amount by states and territories in which the issuers of such Securities are located);

     2. The amount paid from the Interest Account representing accrued interest of any Units redeemed;

     3. The deductions from the Interest Account for applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Sponsor, the Evaluator, and, if any, of bond counsel;

     4. Any amounts credited by the Trustee to the Reserve Account described under "General Information-- Expenses of the Trusts";

     5. The net amount remaining after such payments and deductions, expressed both as a total dollar amount and a dollar amount per Unit outstanding on the last business day of such calendar year; and

B.  As to the Principal Account:

     1. The dates of the maturity, liquidation or redemption of any of the Securities and the net proceeds received therefrom excluding any portion credited to the Interest Account;

     2. The amount paid from the Principal Account representing the principal of any Units redeemed;

     3. The deductions from the Principal Account for payment of applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Sponsor, the Evaluator, and, if any, of bond counsel;

     4. The amount of when-issued interest treated as a return of capital, if any;

     5. Any amounts credited by the Trustee to the Reserve Account described under "General Information-- Expenses of the Trusts";

GENERAL INFORMATION                                                       GI-11

     6. The net amount remaining after distributions of principal and deductions, expressed both as a dollar amount and as a dollar amount per Unit outstanding on the last business day of the calendar year; and

C.  The following information:

     1. A list of the Securities as of the last business day of such calendar year;

     2. The number of Units outstanding on the last business day of such calendar year;

     3. The Redemption Price based on the last evaluation made during such calendar year;

     4. The amount actually distributed during such calendar year from the Interest and Principal Accounts (and Capital Gains Account, if applicable) separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for each such distribution.

Rights of Unitholders. A Unitholder may at any time tender Units to the Trustee for redemption. The death or incapacity of any Unitholder will not operate to terminate a Trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a Trust.

No Unitholder shall have the right to control the operation and management of any Trust in any manner, except to vote with respect to the amendment of the Trust Agreements or termination of any Trust.

INVESTMENT SUPERVISION

The Sponsor may not alter the portfolios of the Trusts by the purchase, sale or substitution of Securities, except in the special circumstances noted below and as indicated earlier under "General Information-- Trust Information" regarding the substitution of Replacement Securities for any Failed Securities. Thus, with the exception of the redemption or maturity of Securities in accordance with their terms, the assets of the Trusts will remain unchanged under normal circumstances.

The Sponsor may direct the Trustee to dispose of Securities the value of which has been affected by certain adverse events including institution of certain legal proceedings or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the Sponsor the retention of such Securities in a Trust would be detrimental to the interest of the Unitholders. The proceeds from any such sales, exclusive of any portion which represents accrued interest, will be credited to the Principal Account of such Trust for distribution to the Unitholders.

The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of Securities to issue new obligations in exchange or substitution for any of such Securities pursuant to a refunding financing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Securities or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Securities in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after deposit of obligations in exchange or substitution for underlying

GENERAL INFORMATION                                                       GI-12

Securities, the Trustee is required to give notice thereof to each Unitholder, identifying the Securities eliminated and the Securities substituted therefor.

The Trustee may sell Securities, designated by the Sponsor, from a Trust for the purpose of redeeming Units of such Trust tendered for redemption and the payment of expenses.

ADMINISTRATION OF THE TRUSTS

The Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any Trust. For information relating to the responsibilities of the Trustee under the Trust Agreements, reference is made to the material set forth under "General Information--Unitholders."

In accordance with the Trust Agreements, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of Units held by, every Unitholder of each Trust. Such books and records shall be open to inspection by any Unitholder of such Trust at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreements on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the Securities held in each Trust. Pursuant to the Trust Agreements, the Trustee may employ one or more agents for the purpose of custody and safeguarding of Securities comprising the Trusts.

Under the Trust Agreements, the Trustee or any successor trustee may resign and be discharged of its duties created by the Trust Agreements by executing an instrument in writing and filing the same with the Sponsor.

The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreements. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee shall be a corporation organized under the laws of the United States, or any state thereof, which is authorized under such laws to exercise trust powers. The Trustee shall have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

GENERAL INFORMATION                                                       GI-13

The Evaluator. Ranson & Associates, Inc., the Sponsor, also serves as Evaluator. The Evaluator may resign or be removed by the Trustee in which event the Trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the Trustee to each Unitholder. At the present time, pursuant to a contract with the Evaluator, Cantor Fitzgerald & Co., a non-affiliated firm regularly engaged in the business of evaluating, quoting or appraising comparable securities, provides, for both the initial offering period and secondary market transactions, portfolio evaluations of the Securities in the Trusts which are then reviewed by the Evaluator. In the event the Sponsor is unable to obtain current evaluations from Cantor Fitzgerald & Co., it may make its own evaluations or it may utilize the services of any other non-affiliated evaluator or evaluators it deems appropriate.

Amendment and Termination. The Trust Agreements may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the Unitholders. The Trust Agreements with respect to the Trusts may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of Units representing 66 2/3% of the Units then outstanding of such Trust, provided that no such amendment or waiver will reduce the interest of any Unitholder thereof without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders of such Trust. In no event shall any Trust Agreement be amended to increase the number of Units of a Trust issuable thereunder or to permit, except in accordance with the provisions of such Trust Agreement, the acquisition of any Securities in addition to or in substitution for those initially deposited in a Trust. The Trustee shall promptly notify Unitholders of the substance of any such amendment.

The Trust Agreements provide that the Trusts shall terminate upon the maturity, redemption or other disposition of the last of the Securities held in a Trust. If the value of a Trust shall be less than the applicable minimum value stated under "Essential Information," the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. A Trust may be terminated at any time by the holders of Units representing 66 2/3% of the Units thereof then outstanding. In the event of termination of a Trust, written notice thereof will be sent by the Trustee to all Unitholders of such Trust. Within a reasonable period after termination, the Trustee will sell any Securities remaining in such Trust and, after paying all expenses and charges incurred by the Trust, will distribute to Unitholders thereof (upon surrender for cancellation of certificates for Units, if issued) their pro rata share of the balances remaining in the Interest and Principal Accounts (and Capital Gains Account, if applicable) of such Trust.

Limitations on Liability. The Sponsor: The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreements, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreements or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.

The Trustee: The Trust Agreements provide that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of monies, Securities or

GENERAL INFORMATION                                                       GI-14
certificates except by reason of its own negligence, bad faith or willful misconduct, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith.
The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Trust Agreements contain other customary provisions limiting the liability of the Trustee.

The Evaluator: The Trustee and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreements provide that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable only for its gross negligence, lack of good faith or willful misconduct.

EXPENSES OF THE TRUSTS

The Sponsor will charge the Trusts a surveillance fee for services performed for the Trusts in an amount not to exceed that amount set forth in "Essential Information" but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the Sponsor for providing such services. Such fee shall be based on the total number of Units of the related Trust outstanding as of the January Record Date for any annual period. The Sponsor will receive a portion of the sales commissions paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of Securities in the Trusts.

The Trustee receives for its services fees set forth under "Essential Information." The Trustee fee which is calculated monthly is based on the largest aggregate principal amount of Securities in a Trust at any time during the period. In no event shall the Trustee be paid less than $2,000 per Trust in any one year. Funds that are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal trust procedures; however, the Trustee is also authorized by the Trust Agreements to make from time to time certain non-interest bearing advances to the Trusts. During the first year the Trustee has agreed to lower its fees and absorb expenses by the amount set forth under "Essential Information." The Trustee's fee will not be increased in future years in order to make up this reduction in the Trustee's fee. The Trustee's fee is payable on or before each Distribution Date.

For evaluation of Securities in each Trust, the Evaluator shall receive a fee, payable monthly, calculated on the basis of that annual rate set forth under "Essential Information," based upon the largest aggregate principal amount of Securities in such Trust at any time during such monthly period.

The Trustee's and Evaluator's fees are deducted first from the Interest Account of a Trust to the extent funds are available and then from the Principal Account. Such fees may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index entitled "All Services Less Rent of Shelter," published by the United States Department of Labor, or any equivalent index substituted therefor. In addition, the Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions).

GENERAL INFORMATION                                                       GI-15

Expenses incurred in the establishing of each Trust, including the cost of the initial preparation of documents relating to such Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by such Trust and it is intended that such expenses be amortized over a five year period or the life of the Trust if less than five years. The following additional charges are or may be incurred by the Trusts: (a) fees for the Trustee's extraordinary services; (b) expenses of the Trustee (including legal and auditing expenses and insurance costs for Insured Trust Funds, but not including any fees and expenses charged by any agent for custody and safeguarding of Securities) and of bond counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the Trustee to protect a Trust or the rights and interests of the Unitholders; (e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of a Trust not resulting from gross negligence, bad faith or willful misconduct on its part; (f) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct; and (g) expenditures incurred in contacting Unitholders upon termination of the Trusts. The fees and expenses set forth herein are payable out of the appropriate Trust and, when owing to the Trustee, are secured by a lien on such Trust. Fees or charges relating to a Trust shall be allocated to each Trust in the same ratio as the principal amount of such Trust bears to the total principal amount of all Trusts. Fees or charges relating solely to a particular Trust shall be charged only to such Trust.

Fees and expenses of the Trusts shall be deducted from the Interest Account thereof, or, to the extent funds are not available in such Account, from the Principal Accounts. The Trustee may withdraw from the Principal Account or the interest Account of any Trust such amounts, if any, as it deems necessary to establish a reserve for any taxes or other governmental charges or other extraordinary expenses payable out of the Trust. Amounts so withdrawn shall be credited to a separate account maintained for a Trust known as the Reserve Account and shall not be considered a part of the Trust when determining the value of the Units until such time as the Trustee shall return all or any part of such amounts to the appropriate account.

THE SPONSOR

Ranson & Associates, Inc., the Sponsor of the Trusts, is an investment banking firm created in 1995 by a number of former owners and employees of Ranson Capital Corporation. On November 26, 1996, Ranson & Associates, Inc. purchased all existing unit investment trusts sponsored by EVEREN Securities, Inc. Accordingly, Ranson & Associates Inc. is the successor sponsor to unit investments trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Ranson & Associates, Inc. is also the sponsor and successor sponsor of Series of The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. Ranson & Associates, Inc. is the successor to a series of companies, the first of which was originally organized in Kansas in 1935. During its history, Ranson & Associates, Inc. and its predecessors have been active in public and corporate finance and have sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Ranson & Associates, Inc., which is a member of the National Association of Securities Dealers, Inc., is the Sponsor to each of the above-named unit investment trusts and serves as the financial advisor and as an underwriter for issuers in the Midwest and Southwest, especially in Kansas, Missouri and Texas. The Sponsor's offices are located at 250 North Rock Road, Suite 150, Wichita, Kansas 67206-2241.

If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreements or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of

GENERAL INFORMATION                                                       GI-16
compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreements and liquidate the Trusts as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreements.

The foregoing financial information with regard to the Sponsor relates to the Sponsor only and not to these Trusts. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the Trusts. More comprehensive financial information can be obtained upon request from the Sponsor.

LEGAL OPINIONS

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor.

INDEPENDENT AUDITORS

The statements of net assets, including the Trust portfolios, of the Trusts at the Initial Date of Deposit, appearing in this Prospectus and Registration Statement have been audited by Allen, Gibbs & Houlik, L.C., independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.







GENERAL INFORMATION                                                       GI-17

         CONTENTS                                                 PAGE
                                                               -------
SUMMARY                                                              2
ESSENTIAL INFORMATION                                                3
THE TRUST FUNDS                                                      6
REPORT OF INDEPENDENT AUDITORS                                       8
STATEMENTS OF NET ASSETS                                             9
PUBLIC OFFERING OF UNITS                                            10
     Public Offering Price                                          10
     Accrued Interest                                               14
     Comparison of Public Offering Price and Redemption Price       14
     Public Distribution of Units                                   14
     Profits of Sponsor and Underwriters                            18
THE INSURED CORPORATE SERIES                                      IC-1
     The Trust Portfolio                                          IC-1
     Series Information                                           IC-2
     Portfolio                                                    IC-3
     Notes to Portfolio                                           IC-4
     Risk Factors                                                 IC-5
     Insurance on the Bonds                                       IC-7
     Federal Tax Status                                           IC-8
     Tax Reporting and Reallocation                              IC-12
     Estimated Cash Flows to Unitholders                         IC-13
THE GNMA PORTFOLIOS
     The Trust Portfolio                                        GNMA-1
     Portfolios                                                 GNMA-2
     Notes to Portfolios                                        GNMA-3
     Risk Factors                                               GNMA-4
     Federal Tax Status                                         GNMA-8
     Estimated Cash Flows to Unitholders                       GNMA-10
THE U.S. TREASURY PORTFOLIO SERIES
     The Trust Portfolio                                          US-1
     Risk Factors                                                 US-1
     Portfolio                                                    US-2
     Notes to Portfolio                                           US-3
     Federal Tax Status                                           US-4
     Tax Reporting and Reallocation                               US-8
     Estimated Cash Flows to Unitholders                          US-8
GENERAL INFORMATION                                               GI-1
     Trust Information                                            GI-1
     Retirement Plans                                             GI-4
     Distribution Reinvestment                                    GI-4
     Interest, Estimated Long-Term Return and
        Estimated Current Return                                  GI-5
     Market for Units                                             GI-6
     Redemption                                                   GI-6
     Unitholders                                                  GI-8
     Investment Supervision                                      GI-12
     Administration of the Trusts                                GI-13
     Expenses of the Trusts                                      GI-15
     The Sponsor                                                 GI-16
     Legal Opinions                                              GI-17
     Independent Auditors                                        GI-17

                   -------------------------------

This Prospectus does not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission Washington, D.C. under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is made.

                   -------------------------------

No person is authorized to give any information or to make any representations not contained in this Prospectus and any information or representation not contained herein must not be relied upon as having been authorized by the Trusts, the Trustee, or the Sponsor. The Trusts are registered as unit investment trusts under the Investment Company Act of 1940. Such registration does not imply that the Trusts or the Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

--------------------

      RANSON
       UNIT
    INVESTMENT
      TRUSTS

--------------------


                           --------------------


                                PROSPECTUS


                           --------------------





          PROSPECTUS MAY 22, 1997

                CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

   The facing sheet
   The Cross-Reference sheets
   The Prospectus
   The signatures
   The following exhibits.


1.1(a).   Trust Agreement applicable to Insured Corporate, Series 11.

1.1(b).   Trust Agreement applicable to GNMA Portfolio, Series 8 and
          Series 9.

1.1(c).   Trust Agreement applicable to U.S. Treasury Portfolio, Series 19.

1.1.1(a). Standard Terms and Conditions of Trust applicable to Insured
          Corporate, Series 11. Reference is made to Exhibit 1.1.1 to Ranson Unit Investment Trusts, Series 54 (File No. 333-20717) as filed on February 4, 1997.

1.1.1(b). Standard Terms and Conditions of Trust applicable to GNMA
          Portfolio, Series 8 and Series 9 and U.S. Treasury Portflio, Series 19. Reference is made to Exhibit 1.1.1 to EVEREN Unit Investment Trusts, Series 47 (File No. 333-03141) as filed on May 8, 1996.

2.1. Form of Certificate of Ownership (pages three and four of the Standard Terms and Conditions of Trust included as Exhibit 1.1.1).

3.1. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus.

3.2. Opinion of counsel to the Sponsor as to the tax status of the securities being registered.

4.1.      Consent of Independent Auditors.

4.2.      Consent of Independent Evaluator.


EX-27.Financial Data Schedules.

                              SIGNATURES

The Registrant, Ranson Unit Investment Trusts, Series 58, hereby identifies Ranson Unit Investment Trusts, Series 53, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National
Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ranson Unit Investment Trusts, Series 58 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wichita, and State of Kansas, on the 21st day of May, 1997.

                            RANSON UNIT INVESTMENT TRUSTS, SERIES 58
                              Registrant

                            By RANSON & ASSOCIATES, INC., Depositor



                            By            ALEX R. MEITZNER
                              ________________________________________
                                          Alex R. Meitzner

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on May 2, 1997.

     SIGNATURE                   TITLE
---------------------       --------------------
DOUGLAS K. ROGERS           Executive Vice           )
---------------------       President and Director   )
Douglas K. Rogers

ALEX R. MEITZNER            Chairman of the Board    )
---------------------       of Directors             )
Alex R. Meitzner

ROBIN K. PINKERTON          President, Secretary,    )
---------------------       Treasurer and Director   )     ALEX R. MEITZNER
Robin K. Pinkerton                                     -----------------------
                                                           Alex R. Meitzner

------------------------------------------------------------------------------
An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of The Kansas Tax-Exempt Trust, Series 51 (File No. 33-46376) and Series 52 (File No. 33-47687) and the same are hereby incorporated herein by this reference.


                                    S-2